PT BANK BUANA INDONESIA Tbk.
KANTOR DIREKSI
Jl. Gajah Mada No. 1A
Tel. : 63865908, 63865927
Fax.: 6324467, 6322373

No.03/DIR/485

Jakarta, April 17, 2003

File Number :
82-34694

Securities and Exchange Co
Division of Corporation Act
450 Fifth Street
Washington, DC 20549
USA

Re: PT Bank Buana Indonesia Tbk.
Rule 12g-3-2(b) Exemption File No. 82-34694

Dear Sir/Madam,

Pursuant to Rule 12-3-2(b)(1), enclosed are the following documents to supplement the information previously provided with respect to PT Bank Buana Indonesia Tbk's (the "Company") request for exemption under Rule 12g3-2(b):

NO	DOCUMENTS*	DATED
1	Annual Report	March 11, 2003
2	Plan to Hold an Extraordinary General Shareholders Meeting	March 25, 2003
3	Information Disclosure that has to be Announced to Public	March 25, 2003
4	Right Issue II Application of PT Bank Buana Indonesia Tbk.	March 26, 2003
5	Proof of Publication	March 27, 2003
6	Proof of Extraordinary General Shareholders Meeting Plan Publication	March 27, 2003
7	Result of General Shareholders Meeting	March 28, 2002
8	Use of Proceed of Right Issue I	April 10, 2003
9	Proof of General Shareholders Meeting Plan Notification Publication	April 10, 2003

* *Translation or summary translation attached*

This information is being furnished with the understanding that such information and documents will not be deemed "filed" with the SEC or otherwise subject to the liabilities of Section 18 of the Securities Exchange Act of 1934 (the "Exchange Act"), and that neither this letter nor the furnishing of such documents and information shall constitute an admission for any purpose that the Company is subject to the Exchange Act.

Should.....



PT BANK BUANA INDONESIA Tbk.
KANTOR DIREKSI
Jl. Gajah Mada No. 1A
Tel. : 63865908, 63865927
Fax.: 6324467, 6322373

Continued Letter No.03/DIR/485 dated April 17, 2003

Should you have any queries, please do not hesitate to contact one of the following personnel:

File Number :
82-34694

1. Mr. Maruba Sihaloho, Senior Vice President
   Head of Corporate Secretary Division
   PT Bank Buana Indonesia Tbk.
   Jl. Gajah Mada No. 1A
   Jakarta Pusat 10130, Indonesia
   E-mail : corsec@bankbuana.com
   Phone : +62 21 6330585, #3400
   Fax : + 62 21 6312340

2. Mrs. Juliana Samudro, Vice President
   Deputy Head of Corporate Secretary Division
   PT Bank Buana Indonesia Tbk.
   Jl. Gajah Mada No. 1A
   Jakarta Pusat 10130, Indonesia
   E-mail : julianasamudro@bankbuana.com
   Phone : +62 21 6330585 #3456
   Fax : +62 21 6312340

For future reference, please acknowledge receipt of this letter and the enclosed materials by date stamping the enclosed receipt copy of this letter and return it to the above mentioned names.

Yours truly,
PT BANK BUANA INDONESIA Tbk.
Board of Directors,

PT BANK BUANA INDONESIA Tbk. DIREKSI JAKARTA

Pardi Kendy Safrullah Hadi Saleh

File Number : **82-34694**

Attachment 1/9

No. 03/DIR/303

Jakarta, March 11, 2003

Indonesian Capital Market Supervisory Board (Bapepam)
Gedung Baru, Departemen Keuangan RI
Jln. Dr.Wahidin No.1
Jakarta Pusat

Re: Annual Report

Dear Sir/Madam,
With reference to Bapepam's Rule No. VIII G.2, Attachment of Head of Bapepam's Decision No. Kep-38/PM/1996 dated on January 17, 1996 on Annual Report, please find enclosed our Bank's Annual Report for fiscal year of 2002 that has been composed in accordance to the regulation of Capital Market, Stock Exchange and the Central Bank.

Thank you for your kind attention.

Sincerely,
PT BANK BUANA INDONESIA Tbk.
Board of Director,

Jimmy Kurniawan Laihad   Safrullah Hadi Saleh

File Number :
82-34694

Attachment 2/9

No. 03/ DIR/ 394

Jakarta, March 25, 2003

Mr. Herwidayatmo
Head of Indonesian Capital Market Supervisory Board (Bapepam)
Gedung Baru, Departemen Keuangan RI
Jln. Dr.Wahidin No.1
Jakarta Pusat

Re : Plan to Hold an Extraordinary General Shareholders Meeting

Dear Sir/ Madam,

In line with the Capital Market's Regulation No. IX.X.1 on Plan and Implementation of the General Shareholders Meeting, we would like to inform you that PT Bank Buana Indonesia Tbk. plan to hold an Extraordinary General Shareholders Meeting on:

Day/Date	: Thursday/ April 24, 2003
Time	: 10:00 AM
Venue	: Istana Ballroom, Sari Pan Pacific Hotel Jl. M.H. Thamrin, Jakarta Pusat
Agenda	: Right Issue II

In line with the Article of Association and the applied regulation, we would publish the announcement and notification of the Meeting to the Shareholders in newspapers as the attached draft.

In addition, we are also enclosing schedule of Right Issue II for your reference.

Please be informed accordingly.

Sincerely,
PT BANK BUANA INDONESIA Tbk.
Board of Directors,

Jimmy Kurniawan Laihad Safrullah Hadi Saleh

File Number :
82-34694

Attachment 2/9

PT BANK BUANA INDONESIA Tbk.

NOTIFICATION
EXTRAORDINARY SHAREHOLDERS' MEETING

The Board of Directors of PT Bank Buana Indonesia Tbk. invites all shareholders to attend Extraordinary Shareholders Meeting (" Meeting"), which is going to be held on:

Day/Date	**: Thurday/ April 24, 2003**
Time	**: 10:00 AM – finish**
Venue	**: Istana Ballroom, Sari Pan Pacific Hotel** **Jl. M.H. Thamrin** **Jakarta Pusat**
Agenda	**: Right Issue II**

Remarks:

1. In line with Article 21 point 3 of Article of Association, The Bank would not send any formal invitation to the shareholders thus this notification would serve as an official invitation.
2. Those who have the right to attend the meeting are those whose names are listed on the Shareholders' List, those who owns shares certificate or listed at KSEI as of April 9, 2003 at 4:00 PM.
3. Shareholders who are unable to attend the meeting would be able to give Proxy Letter in accordance to the regulations set by Board of Directors.
4. Member of the Board of Directors, Commissioners and Employees of the Bank could act as a proxy however it would not count on voting.
5. Proxy Letter Form could be picked up at every business hours at Bank Buana Harmoni Building, 4th Floor – Jl Gajah Mada No. 1 A, Jakarta Pusat 10130, phone (021) 6330585, 63865927 ext. 3456 or at Administration Bureau PT Sirca Datapro Perdana, Wisma Sirca, Jl. Johar No. 18 – Menteng, Jakarta 10340, phone (021) 3900645, 3905920, 3140032.
6. Shareholders who wish to issue a Proxy Letter, the said letter has to be submitted to either the Bank or Administration Bureau at the address mentioned above, 3 (three) days before the meeting starts.
7. Shareholders or their proxies have to submit to the Registration Officer copy of their valid identity card or other means of identity and copy of Article of Association for institution shareholders.
8. For good order of the meeting, all shareholders or their proxy are recommended to appear on the place of the meeting 30 minutes before it starts.

Jakarta, April 10, 2003
PT BANK BUANA INDONESIA Tbk.
Board of Directors

File Number :
82-34694

Attachment 2/9

PT BANK BUANA INDONESIA Tbk.

INFORMATION TO SHAREHOLDERS

Please be informed to all Shareholders that on Thursday, April 24, 2003 the Bank would hold an Extraordinary Shareholders Meeting (would be called "Meeting" afterwards).

In accordance to Paragraph 21 section 3 of the Bank's Article of Association, Notification to Shareholders would be published on November 11, 2002, on 2 (two) national newspapers in Bahasa Indonesia.

Those who have the right to attend the Meeting are those shareholders whom are listed on the Shareholders' List as of Wednesday, April 9, 2003 at 4:00 PM.

All proposal from the shareholders would be included in the Agenda of the Meeting should they in line with the regulation states on Paragraph 21 section 7 of the Bank's Article of Association and have to be received by the Bank's Board of Directors 3 days before April 10, 2003 at the latest.

Jakarta, March 27, 2003
PT BANK BUANA INDONESIA Tbk.
Board of Directors.

File Number :
82-34694

Attachment 2/9

Timetable of Right Issue II

Extraordinary General Meeting of Shareholders	April 24, 2003
Effective Date	April 24, 2003
Final date of Rights Trading	
At Regular Market	May 6, 2003
At Cash Market	May 9, 2003
Commencement Date of Trading of Shares Without Rights	
At Regular Market	May 7, 2003
At Cash Market	May 12, 2003
Recording Date	May 9, 2003
Distribution of Rights Certificates, Prospectus and Forms	May 12-20, 2003
Splitting of Rights Certificates	May 21-23, 2003
Listed at the Jakarta Stock Exchange and the Surabaya Stock Exchange	May 21, 2003
Trading of Rights Certificates	May 21-27, 2003
Payment for Rights Certificates	May 21-28, 2003
Distribution of Shares	May 28 – June 5, 2003
Payment of Additional Shares Subscription	May 29, 2003
Allotment of Additional Share Subscription	June 3, 2003
Refund for Additional Share Subscription	June 5, 2003

File Number :
82-34694

Attachment 3/9

No. 03/DIR/396

Jakarta, March 25, 2003

Capital Market Supervisory Board (Bapepam)
Gedung Baru, Departemen Keuangan RI
Jln. Dr.Wahidin No.1
Jakarta Pusat

Re: Information Disclosure that has to be Announced to Public.

Dear Sirs/Madam,

We would like to inform you that on March 24, 2003 PT Bank Buana Indonesia Tbk. and International Finance (IFC), a subsidiary company of the World Bank, have signed a Memorandum of Understanding (MOU) with the following contents:

1. IFC plans to invest in Bank Buana through Right Issue II with a maximum investment of USD 15 million.

2. IFC plans to cooperate with Bank Buana in technical and consultation service, formulate short, medium and long term strategy in order to assist Bank Buana becoming a reputable financial institution, develop more diverse product and investor base, and adopts international best practices in the area of loan evaluation, information technology, management system, operational procedure, organization structure also increases the overall management practices and efficiency to maximize the stakeholders' value.

This report is provided in line with the Bapepam's Rule No. X.K.1 on Information Disclosure that has to be announced to Public.

Thank you for your attention.

Yours truly,
PT BANK BUANA INDONESIA Tbk.
Board of Directors,

Jimmy Kurniawan Laihad Safrullah Hadi Saleh

File Number :
82-34694

No.03/DIR/397

Attachment 4/9

Jakarta, March 26, 2003

Mr. Herwidayatmo
Head of Indonesian Capital Market Supervisory Board (Bapepam)
Gedung Baru, Departemen Keuangan RI
Jln. Dr.Wahidin No.1
Central Jakarta

Re : Right Issue II Application of PT Bank Buana Indonesia Tbk.

Dear Sir/Madam,

We would like to propose an application of Right Issue II as follows:

I. Plan of Rights Issue II :

a. Type of Share offered : Ordinary Share

b. Total Share : At a maximum of 744,494,202 (seven hundred forty four million four hundred ninety four thousand two hundred two)

c. Nominal Value per Share : Rp. 250,- (two hundred fifty rupiah)

d. Offering Price per share : Rp. 350,- (three hundred fifty rupiah) and Rp. 450,- (four hundred fifty rupiah)

e. Supporting Professionals of the Capital Market :
- Independent Auditor : SIDDHARTA SIDDHARTA & WIDJAJA
- Legal Consultant : HADIPUTRANTO, HADINOTO & PARTNERS
- Public Notary : FATHIAH HELMI, SH;
- Administration Bureau : PT SIRCA DATAPRO PERDANA;

f. Listing process of all the Bank's shares would be completed in the Jakarta Stock Exchange and Surabaya Stock Exchange.

II. Bank

a. Name : PT BANK BUANA INDONESIA Tbk.

b. Address : Jl. Gajah Mada No. 1 A, Jakarta 10130

c. Legal Status : Public Limited Company

d......

File Number :
82-34694

Attachment 4/9

d. Deed of Establishment	: No. 150 dated August 31, 1956
Deed of Latest Article of Association	: No. 39 dated November 25, 2002
e. Authorization of Legal Minister	
- Deed of Establishment	: J/A/ 5/78/4 dated October 24, 1956
- The Deed of Latest Article of Association	: C-233380 HT.01.04.TH. 2002 dated November 27, 2002
f.- Notification in	: R.I. No. 96 dated November 31, 1956. Addition No. 1243
- Notification of the Last Article of Association Amendment	: -
g. Domicile Letter	: 16/1.824.1 dated August 23, 1990 by Pinangsia Office, Jakarta Barat
h. Business License	: Financial Minister's Decision No. 203443/ UM II dated October 15, 1956
i. Type of Business	: Banking

III. Period of Right Issue II planned in accordance with the enclosed schedule.

IV. List of enclosed Document : As the enclosed list

V. Total Pages of Document : 425

We hereby certify that all information and materials provided in the Application are indeed true.

Sincerely,
PT BANK BUANA INDONESIA Tbk.
Board of Directors,

Jimmy H. Kurniawan Laihad   Safrullah Hadi Saleh

File Number :
82-34694

Attachment 5/9

No.03/SHM/155

Jakarta, March 27, 2003

Head of Indonesian Capital Market Supervisory Board (Bapepam)
Gedung Baru, Departemen Keuangan RI
Jln. Dr.Wahidin No.1
Jakarta

Re: **Proof of Publication**

Dear Sir/Madam,

With reference to our Letter No.03/DIR/397 dated March, 26 2003 on application of Right Issue II of PT Bank Buana Indonesia Tbk., please find enclosed copy of publication on the Important Information Announced to Shareholders that has been published on 2 daily newspapers, Bisnis Indonesia and Investor Indonesia on March 27, 2003.

Please be informed accordingly.

Yours truly,
PT BANK BUANA INDONESIA Tbk.
Main Office,

Maruba Sihaloho Juliana Samudro

File Number :
82-34694

Attachment 6/9

No.03/SHM/156

Jakarta, March 27, 2003

Head of Indonesian Capital Market Supervisory Board (Bapepam)
Gedung Baru, Departemen Keuangan RI
Jln. Dr.Wahidin No.1
Jakarta

Re: **Proof of Extraordinary General Shareholders Meeting Plan Publication**

Dear Sir/Madam,

With reference to our Letter No.03/DIR/394 dated March, 25 2003 on Extraordinary General Shareholders Meeting Announcement of PT Bank Buana Indonesia Tbk., please find enclosed the proof of Announcement to Shareholders on the above plan that has been published on 2 daily newspapers, Bisnis Indonesia and Investor Indonesia on March 27, 2003.

Please be informed accordingly.

Yours truly,
PT BANK BUANA INDONESIA Tbk.
Main Office,

Maruba Sihaloho Juliana Samudro

File Number :
82-34694

Attachment 6/9

PT BANK BUANA INDONESIA Tbk.

INFORMATION TO SHAREHOLDERS

Please be informed to all Shareholders that on Thursday, April 24, 2002 the Bank would hold an Extraordinary Shareholders Meeting (would be called "Meeting" afterwards).

In accordance to Paragraph 21 section 3 of the Bank's Article of Association, Notification to Shareholders would be published on April 10, 2003, on 2 (two) national newspapers in Bahasa Indonesia.

Those who have the right to attend the Meeting are those shareholders whom are listed on the Shareholders' List as of Wednesday, April 9, 2003 at 4:00 PM.

All proposal from the shareholders would be included in the Agenda of the Meeting should they in line with the regulation states on Paragraph 21 section 7 of the Bank's Article of Association and have to be received by the Bank's Board of Directors 3 days before April 10, 2003 at the latest.

Jakarta, March 27, 2003
PT BANK BUANA INDONESIA Tbk.
Board of Directors.

File Number : **82-34694**

No.03/DIR/418

Attachment 7/9

Jakarta, March 28, 2003

Mr. Herwidayatmo
Head of Indonesian Capital Market Supervisory Board (Bapepam)
Gedung Baru, Departemen Keuangan RI
Jln. Dr.Wahidin No.1
Central Jakarta

Re: Result of General Shareholders Meeting

Dear Sirs/Madam,

With reference to our letter No.03/DIR/274 dated February 20, 2003 on Plan to Hold a Annual General Shareholders Meeting and Extraordinary General Shareholders Meeting of PT Bank Buana Indonesia Tbk., we would like to inform you that the Annual General Shareholders Meeting and Extraordinary General Shareholders Meeting ("Meeting") has been held on March 28, 2003 at Istana Ballroom, Hotel Sari Pan Pacific, Jl. M.H. Thamrin, Jakarta with the following decisions:

I. Annual General Sharholders Meeting (AGSM):

1. **First Agenda**
   Approves the Bank's Annual Report for fiscal year ended December 31, 2002 and authorization on the Bank's Financial Statement for fiscal year ended December 31, 2002. In addition, releases conduct on the Board of Commissioners and Board of Directors on their management and supervisory fiscal year of 2002 with the understanding that their actions have been disclosed on the Bank's Annual Report.

2. **Second Agenda**
   Ratifies the use of proceed of net income for fiscal year of 2002 for Rp. 251,247,749,048.- (Two Hundred Fifty One Billion Two Hundred Forty Seven Million Seven Hundred Forty Nine Thousand Forty Eight Rupiah) with the following breakdown:

   a. Total of Rp 75,640,610,974.- (Seventy Five Billion Six Hundred Forty Million Six Hundred Ten Thousand Nine Hundred Seventy Four Rupiah) or Rp. 25.40 (Twenty Five Point Forty Rupiah)/share would be distributed as Cash Dividend proportionally to all Shareholders with the composition as follows:

Total......

File Number :
82-34694

Attachment 7/9

- Total of Rp. 56,998,476,143.40 (Fifty Six Billion Nine Hundred Ninety Eight Million Four Hundred Seventy Six Thousand One Hundred Forty Three Point Forty Rupiah) or Rp 19.14 (Nineteen Point Fourteen Rupiah)/share had been distributed as Dividend Interim on March 10, 2003, which had been approved by the Indonesian Restructuring Agency (IBRA) through Letter No. PB-132/BPPN/0103 dated January 24, 2003.

- Total of Rp. 18,642,134,830.60 (Eighteen Billion Six Hundred Forty Two Million One Hundred Thirty Four Thousand Eight Hundred Thirty Point Sixty Rupiah) or Rp. 6.26 (Six Point Twenty Six Rupiah) per share would be distributed as a final dividend after obtaining an approval from the authorized institution. Dividend distribution schedule and procedure would be notified afterward.

b. Total of Rp. 7,000,000,000.- (Seven Billion Rupiah) would be reserved as a general reservation.

c. Total of Rp. 168,607,138,074.- (One Hundred Sixty Eight Billion Six Hundred Seven Million One Hundred Thirty Eight Seventy Four Rupiah) would be placed as a retained earnings.

3. **Third Agenda**
Approves authorization of the Board of Commissioners to make decision on one of the four Public Accountants (Siddharta, Siddharta & Widjaja, Prasetio, Sarwoko & Sandjaja, Drs. Hadi Sutanto & Rekan and Hans Tuanakota & Mustofa) who would conduct audit on the Bank's Financial Report for fiscal year 2003 and give authority to the Board of Directors to decide the remuneration of the Public Accountant.

4. **Fourth Agenda**
Approves the composition of Board of Commissioners' and Board of Directors' member at the closing Meeting as follows:

Board of Commissioners

Chairman : R. Rachmad
Commisioner : Lukito Winarto
Commisioner : Wimpie Wirja Surja
Commisioner : Soetadi Limin

Board ......

Board of Directors

President Director	: Jimmy Henricus Kurniawan Laihad
Director	: Aris Janasutanta Sutirto
Director	: Eddy Muljanto
Director	: Pardi Kendy
Director	: Safrullah Hadi Saleh
Director	: Soehadie Tansol

5. **Fifth Agenda**
   Approves the authorization of the Board of Commissioners to ratify the Board of Directors' remuneration and/or other benefits and gives the authority to PT Sari Dasa Karsa as a Majority Shareholder to ratify the Board of Commisioners' remuneration and/or other benefits, which would be starting April 2003 until the next Annual General Shareholders Meeting on 2004 with the condition that the Board of Commisioners' remuneration would be decided on the Board of Commisioners' meeting.

II. Extraordinary General Shareholders Meeting (EGSM)
Approves the Amendment of Article 4, Article 12, Article 17, Article 18, Article 19, and Article 20 of Article of Association.

We would provide the notification proof of the above Meeting result and the deed of the result of the meeting, prepares by Notary Public Fathiah Helmi, SH – Jakarta in line with the applied regulations.

This information is provided in line with Bapepam's Rule No. IX.I.1, attachment of Bapepam's Decision No. KEP-60 /PM/1996 dated January 17, 1996: Plan and Implementation of the General Shareholders Meeting.

Please be informed accordingly,

Sincerely,
PT BANK BUANA INDONESIA Tbk.
Board of Directors,

Jimmy Kurniawan Laihad   Safrullah Hadi Saleh

PT BANK BUANA INDONESIA Tbk.

File Number :
82-34694

Attachment 8/9

No.03/DIR/460

Jakarta, April 10, 2003

Indonesian Capital Market Supervisory Board (Bapepam)
Gedung Baru, Departemen Keuangan RI
Jln. Dr.Wahidin No.1
Jakarta

Re: Use of Proceed of Right Issue I

In order to fulfill the Bapepam's Rule No. X.K.4 attachment of the Decision of the Chairman of Bapepam No: Kep- 81/PM/1996 dated on January 17, 1996, which is amended to No: Kep-15/PM/1997 dated on April 30, 1997, please acknowledge the use of proceed of PT Bank Buana Indonesia Tbk. Right Issue I (January 1 – March 31, 2003) as follows:

No	Information	Total (In Thousand Rupiah)
1	Balance as of December 31, 2002	42,119,962
2	Use of Proceed (January 1, – March 31, 2003)	11,463,847
3	**Balance as of March 31, 2003**	**30,656,115**

At the end of yhis reporting period, the balance of the funds acquired from Right Issue I has been invested in Certificate of Bank Indonesia for Rp. 6.13 trillion.

The funds that has not been used for Rp 30,656.12 million has been allocated for the following usage:

- Branch Office Development : Rp. 11,964.64 million
- Technology Improvement & Maintenance : Rp. 9,809.53 million
- Human Resources Quality Improvement : Rp. 8,881.95 million

Please be informed accordingly.

Yours truly,
PT. BANK BUANA INDONESIA Tbk.
Board of Directors,

Jimmy Kurniawan Laihad   Eddy Muljanto

FORM NUMBER : X.K.4

Attachment
Rule Number X.K.4

File Number :
82-34694

Attachment 8/9

Use of Proceeds of Right Issue I - 2002

Name of Issuer	**PT Bank Buana Indonesia Tbk.**
Line of Business	**Public National Bank**
Telephone	**(021) 633-0585; 6386 - 5927**
Facsimile	**(021) 631-2340**

(In Million Rupiah)

No	Type of Public Offering	Effective Date	Proceeds from Public Offering			The Use of Proceeds according to the Prospectus					The actual use of Proceeds from Public Offering					Balance
			Proceeds from Initial Public Offering (IPO)	Cost of the Public Offering	Net Proceed	Expansion		Improvement in Human Resources Quality	Short and Medium term Loan Expansion	Total	Expansion		Improvement in Human Resources Quality	Short and Medium term Loan Expansion	Total	
						Branch Office	Technology				Branch Office	Technology				
1	2	3	4	5	6	7	8	9	10	11	12	13	14	15	16	17
						(5%)	(5%)		(90%)							
I	IPO	June 27, 2000	135,800.00	15,233.04	120,566.96	6,028.35	6,028.35	0.00	108,510.26	120,566.96	6,028.35	6,028.35	0.00	108,510.26	108,510.26	0.00
						(20%)	(20%)	(10%)	(50%)							
II	Right Issue I	August 26, 2002	124,082.37	2,006.84	122,075.53	24,415.11	24,415.11	12,207.55	61,037.76	0.00	0.00	0.00	0.00	0.00	0.00	122,075.53
Cost of Public Offering (revised)			124,082.37	1,994.84	122,087.53	24,417.51	24,417.51	12,208.75	61,043.76	122,087.53	0.00	0.00	0.00	0.00	0.00	122,087.53
Period : October 1, 2002 - December, 31 2002 :											4,741.38	12,226.99	1,955.43	239,020.59	257,945.39	42,119.97
Period : Januari 1, 2003 - Maret 31, 2003											7,711.48	2,380.99	1,371.38	0.00	11,463.85	30,656.12

Jakarta, January 14, 2003,

Jimmy Kurniawan Laihad   Eddy Muljanto

File Number :
82-34694

Attachment 9/9

No.03/SHM/181

Jakarta, April 10, 2003

Head of Indonesian Capital Market Supervisory Board (Bapepam)
Gedung Baru, Departemen Keuangan RI
Jln. Dr.Wahidin No.1
Jakarta

Re: Proof of Extraordinary General Shareholders Meeting Plan Notification Publication

Dear Sir/Madam,

With reference to our Letter No.03/DIR/394 dated March, 25 2003 on Extraordinary General Shareholders Meeting Announcement of PT Bank Buana Indonesia Tbk., please find enclosed the proof of Notification of Extraordinary General Shareholders Meeting to Shareholders that has been published on 2 daily newspapers, Bisnis Indonesia and Media Indonesia on April 10, 2003.

Please be informed accordingly.

Yours truly,
PT BANK BUANA INDONESIA Tbk.
Main Office,

Maruba Sihaloho Juliana Samudro

File Number :
82-34694

Attachment 9/9

PT BANK BUANA INDONESIA Tbk.

NOTIFICATION
EXTRAORDINARY SHAREHOLDERS' MEETING

The Board of Directors of PT Bank Buana Indonesia Tbk. invites all shareholders to attend Extraordinary Shareholders Meeting (" Meeting"), which is going to be held on:

Day/Date	**: Thurday/ April 24, 2003**
Time	**: 10:00 AM – finish**
Venue	**: Istana Ballroom, Sari Pan Pacific Hotel Jl. M.H. Thamrin Jakarta Pusat**
Agenda	**: Right Issue II**

Remarks:

1. In line with Article 21 point 3 of Article of Association, The Bank would not send any formal invitation to the shareholders thus this notification would serve as an official invitation.
2. Those who have the right to attend the meeting are those whose names are listed on the Shareholders' List, those who owns shares certificate or listed at KSEI as of April 9, 2003 at 4:00 PM.
3. Shareholders who are unable to attend the meeting would be able to give Proxy Letter in accordance to the regulations set by Board of Directors.
4. Member of the Board of Directors, Commissioners and Employees of the Bank could act as a proxy however it would not count on voting.
5. Proxy Letter Form could be picked up at every business hours at Bank Buana Harmoni Building, 4th Floor – Jl Gajah Mada No. 1 A, Jakarta Pusat 10130, phone (021) 6330585, 63865927 ext. 3456 or at Administration Bureau PT Sirca Datapro Perdana, Wisma Sirca, Jl. Johar No. 18 – Menteng, Jakarta 10340, phone (021) 3900645, 3905920, 3140032.
6. Shareholders who wish to issue a Proxy Letter, the said letter has to be submitted to either the Bank or Administration Bureau at the address mentioned above, 3 (three) days before the meeting starts.
7. Shareholders or their proxies have to submit to the Registration Officer copy of their valid identity card or other means of identity and copy of Article of Association for institution shareholders.
8. For good order of the meeting, all shareholders or their proxy are recommended to appear on the place of the meeting 30 minutes before it starts.

Jakarta, April 10, 2003
PT BANK BUANA INDONESIA Tbk.
Board of Directors



L.M. SITORUS, OSMAN SIREGAR, MANIMBUL L.S. & ASSOCIATES

PENERJEMAH RESMI & DISUMPAH

CERTIFIED, AUTHORIZED AND SWORN TRANSLATORS

MULTILINGUAL TRANSLATION AND EDITING SERVICES :
Head Office : Gedung Trisula 2nd Floor, Jl. Menteng Raya No. 35
Phone : (direct) 3914542, 331201 Fax. 3902574
3909150, 3154982, 3147440 Ext. 111
Jakarta Pusat 10340

L.M. SITORUS, SH
OSMAN SIREGAR, DRS.
MANIMBUL L.S., DRS.

ASSOCIATES :
IR. ELISABETH S.
DANUJASA, DRS, DTEFL
RAYMOND, DR,M.Ed
J.H. MANURUNG

IMPORTANT INFORMATION ON PREEMPTIVE RIGHT TO STOCK

RIGHTS ISSUE II TO SHAREHOLDERS

THE INFORMATION IN THIS DOCUMENT CAN STILL BE SUPPLEMENTED AND/OR AMENDED. THE STATEMENT ON REGISTRATION OF SECURITY HAS BEEN SUBMITTED TO BAPEPAM (CAPITAL MARKET SUPERVISORY BOARD) BUT HAS NOT OBTAINED STATEMENT OF EFFECTIVENESS FROM THE BAPEPAM. THIS STOCK CANNOT BE SOLD BEFORE THE STATEMENT OF REGISTRATION, WHICH HAS BEEN SUBMITTED TO BAPEPAM BECOMES EFFECTIVE. ANY SUBSCRIPTION TO PURCHASE THIS STOCK CAN ONLY BE EFFECTED AFTER PROSPECTIVE PURCHASERS OR THE SUBSCRIBERS RECEIVES OR HAS THE OPPORTUNITY TO READ THE PROSPECTUS.

BAPEPAM MAKES NO STATEMENT TO APPROVE OR NOT APPROVE THIS STOCK NOR STATEMENT OF THE TRUTH OR ADEQUACY OF THE CONTENTS OF THIS PROSPECTUS. ANY STATEMENT CONTRADICTING THOSE MATTERS IS AN ACT OF VIOLATION OF THE LAW.

PT BANK BUANA INDONESIA Tbk. IS FULLY RESPONSIBLE FOR THE TRUTH OF ALL STATEMENTS, DATA OR REPORTS AND THE HONESTY OF OPINION CONTAINED IN THIS PROSPECTUS.



PT BANK BUANA INDONESIA Tbk.

LINE OF BUSINESS
Dealing in banking service
Domiciled/Located in Jakarta, Indonesia

OPERATIONAL HEAD OFFICE
Jl. Asemka No. 32-36
Jakarta 11110
Phone: (62 21) 692-2901, 692-2045
Fax : (62 21) 691-2005,692-5946
Domestic Telex: 42673, 42734
International Telex: 42042, 42602

THE BOARD OF DIRECTORS AND
THE BOARD OF COMMISSIONERS OFFICE
Jl. Gajah Mada No. 1A
Jakarta 10130
Phone: (62 21) 633-0585, 63865927
Fax : (62 21) 631-2340
Telex: 46235, 46359
E-mail: corsec@bankbuanaina.co.id
Website: www.bankbuana.com

BRANCH OFFICE
31 Branch Offices, 120 Sub-Branch Offices and 6 Cash Offices

RIGHTS ISSUE II TO SHAREHOLDERS IN THE FRAMEWORK OF ISSUANCE OF PREEMPTIVE RIGHT TO STOCK

At most 744,494,202 (seven hundred forty four million four hundred ninety four thousand two hundred two) Ordinary Shares issued in the name of their/its respective owners each share having a nominal value of Rp 250.- (two hundred and fifty Rupiahs) to be offered at a price of about Rp 350.- (three hundred and fifty Rupiahs) up to Rp 450.- (four hundred and fifty Rupiahs) each share. Each holder of 4 (four) shares possessed by the shareholders whose names are registered in the Register of Company's Shareholders as on the 9th of May, 2003 at 16:00 p.m. had 1 (one) Preemptive Right To Subscribe Stock (hereinafter shall to be referred to as "HMETD") to 1 (one) Ordinary

Share issued in the name of their/its respective owners which must be fully paid at the time of submitting subscription the order to the share. The share offered in the framework of Rights Issue II upon issuance of this HMETD is entirely new share issued from the Company's portfolio and to be listed in the Jakarta Stock Exchange and Surabaya Stock Exchange.

THE MAJOR RISK THAT MIGHT BE FACED BY THE COMPANY IS DISABILITY OF THE DEBTOR TO REPAY THE CREDIT PROVIDED AND IF THE TOTAL IS MATERIAL, IT CAN AFFECT THE PERFORMANCE OF THE COMPANY.

HMETD may be traded in the Jakarta Stock Exchange and Surabaya Stock Exchange as well as Over the Counter for 5 (five) workdays as from the 21st of May, 2003 up to the 27th of May, 2003. Listing of the share will be conducted on the Jakarta Stock Exchange and Surabaya Stock Exchange on the 21st of May, 2003. The last date to exercise HMETD is the 28th of May, 2003, so that the right unexercised up to that date will no longer be valid.

The Limited Public Rights Issue II becomes effective after being approved by an Extraordinary General Meting of Shareholders of PT. Bank Buana Indonesia Tbk. In the case that the Extraordinary General Meeting of Shareholders does not approve the issuance of the Preemptive Right To Subscribe Stock, the activities which have been carried

out by PT Bank Buana Indonesia Tbk. in the framework of issuance of HMETD in accordance with the above mentioned schedule is to be considered as never taking place.

FOR THE ATTENTION OF THE SHAREHOLDERS

IF THE COMPANY'S SHAREHOLDERS DID NOT EXERCISE THEIR RIGHT TO SUBSCRIBE NEW SHARES OFFERED COMMENSURATE TO THE PROPORTION OF SHARES OWNED, THE PROPORTION OF THEIR RESPECTIVE SHARES OWNERSHIP IN THE COMPANY DECREASES (DILUTION) UP TO A MAXIMUM OF 20%.

In connection with the Rights Issue II, each Party affiliated thereto is not permitted to provide information or statement whatsoever regarding matters which are not mentioned in this prospectus without obtaining prior written approval from the Company.

SCHEDULE OF RIGHT ISSUE II

Extraordinary General Meeting of Shareholders (RUPSLB)	April 24, 2003
Effective Date	April 24, 2003
Last Date of Share Trading with Preemptive Right to Subscribe Stock (HMETD)	
Regular Market	May 6, 2003
Cash Market	May 9, 2003
Commencement Date of Share Trading without HMETD	
Regular Market	May 7, 2003
Cash Market	May 12, 2003

Registration Date of Shareholders who are entitled to

HMETD	May 9, 2003
HMETD, Prospectus and Form Distribution Period	May 12-20, 2003
SBHMETD Splitting Period	May 21-23, 2003
Listing Date in Jakarta Stock Exchange and Surabaya Stock Exchange	May 21, 2003
HMETD Trading Period	May 21-27, 2003
Period for the Exercising HMETD	May 21-28, 2003
Period for Shares Distribution produced by Exercising of HMETD	May 28–June 5, 2003
Last Date for Payment of Additional Shares Subscription	May 29, 2003
Allotment Date for Additional Shares Subscription	June 3, 2003
Refunding Date of Subscription Payment for Additional Shares	June 5, 2003

RIGHT ISSUE II

At most 744,494,202 (seven hundred forty four million four hundred ninety four thousand two hundred two) Ordinary Shares in the name of their/its respective owners, each share having a nominal value of Rp 250 (two hundred and fifty Rupiahs) to be offered at a price of about Rp. 350.- (three hundred and fifty Rupiahs) up to Rp 450.- (four hundred and fifty Rupiahs) each share. Each holder of 4 (four) shares possessed by shareholders whose name are registered in the Register of Company's Shareholders as on the 9th of May, 2003 at 16:00 p.m. had 1 (one) Preemptive Right To Subscribe Stock (hereinafter shall be referred to as "HMETD") to 1 (one) Ordinary Share in the


M. LUHUT SITORUS

name of their/its respective owners, which must be fully paid at the time of submitting subscription to the share.

The company was incorporated based on the Notarial Deed No. 150, dated the 31st of August, 1956 drawn up before Eliza Pondaag, SH. (Master of Law) at that time a Notary Public in Jakarta, and carried out its business in accordance with and under the existing laws and regulations in the Republic of Indonesia. The said deed has been legalized by the Minister of Justice of the Republic of Indonesia by virtue of the Decree Number J.A.5/78/4, dated the 24th October, 1956, registered with the Jakarta Court of First Instance under Number 1811, dated the 27th of October, 1956 and promulgated in the State Gazette of the Republic of Indonesia Number 96, dated the 30th November, 1956, Supplement Number 1243.

At the time of Initial Right Issue, the Company's Articles of Association have been amended in its entirety by virtue of the Deed of Minutes of Extraordinary General Meeting of Shareholders Number 19, dated the 22nd of July, 1999, drawn up by Fathiah Helmi, SH. (Master of Law), a Notary Public in Jakarta and has obtained approval and ratification from the Minister of Justice of the Republic of Indonesia by virtue of the Decree Number C-13889.HT.01.04.Th.99, dated the 30th of July, 1999, and has been registered in the Companies Register with the West Jakarta Municipality Company Registration Office Number 7862/BH.09.02/IX/1999, dated the 30th September,

1999, as well as promulgated in the State Gazette of the Republic of Indonesia Number 103, dated the 24th of December, 1999, Supplement Number 8563. Based on the Written Decision of the Chairman of Capital Market Supervisory Board Number S-1544/PM/2000, dated the 27th of June, 2000, the Company's Initial Right Issue has obtained an effective statement.

The Company's Articles of Association has been several times amended since the Initial Right Issue, among others based on the Deed of Statement of Decisions of Extra-ordinary General Meeting of Shareholders of the Company Number 37, dated the 28th of March, 2002, drawn up before Fathiah Helmi, SH., a Notary Public in Jakarta regarding an Increase in the Authorized Capital of the Company originally from Rp 900,000,000,000 (nine hundred billion Rupiahs) divided into 1,800,000,000 (one billion eight hundred million) shares, each share having a nominal value of Rp 500.- (five hundred Rupiahs), become Rp 1,800,000,000,000 (one trillion eight hundred billion Rupiahs), divided into 3,600,000,000 (three billion six hundred million) shares, each share having a nominal value of Rp 500.- (five hundred Rupiahs), which has obtained approval and ratification from the Minister of Justice and Human Rights of the Republic of Indonesia by virtue of the Decree Number C-05659.HT.01.04.TH.2002, dated the 5th of April, 2002 and has been registered in the Companies Register with the Industry and Trade Office

of the West Jakarta Municipality, dated the 15th of April, 2002 under Number 0744/RUB.09.02/IV/2002 as well as promulgated in the State Gazette of the Republic of Indonesia Number 51, dated the 25th of June, 2002, Supplement Number 6209.

The Company's Articles of Association were most recently amended by virtue of the Deed of Statement of Decisions of Extraordinary General Meeting of Shareholders Number 39, dated the 25th November, 2002, drawn up before Fathiah Helmi, SH., a Notary Public in Jakarta, regarding the splitting of share nominal value from Rp 500.- (five hundred Rupiahs) into Rp 250.- (two hundred fifty Rupiahs), which has been reported and received as well as registered with the Minister of Justice and Human Rights by virtue of the Receipt of Report of Deed of Amendments to the Articles of Association Number C-23380 HT.01.04. TH.2002, dated the 26th of November, 2002 and has been registered in the Companies Register with the Industry and Trade Office of the West Jakarta Municipality under Number 2421/RUB.09.02/XI/2002 dated the 28th of November, 2002.

The composition of the Company's shareholders based on the Register of Shareholders of the Company as of the 28th of February, 2003 which was issued by the Company's Stock Administrative Bureau of PT Sirca Datapro Perdana are as follows:


CERTIFIED AUTHORIZED
M. LUHUT
TRANSLATOR

Shareholders	Total Shares	Total Nominal Value (Rp 250.- per share)	Ownership Percentage (%)
PT Sari Dasa Karsa	1,921,232,838	480,308,209,500	64.51
10 founding shareholders individual with less than 1% ownership each	104,819,872	26,204,968,000	3.52
PT Makindo Tbk.	198,557,328	49,639,332,000	6.67
Public	753,366,772	188,341,693,000	25.30
Total	2,977,976,810	744,494,202,500	100.00

If the whole HMETD offered in the framework of Right Issue II was purchased by shareholders, the structure of capital and ownership of share in the Company before and after Right Issue II in a proforma way was as follows:

Share capital
consisted of Ordinary Shares in the Name of their/its Respective Owners
each share having a nominal value of Rp. 250.-

Description	Before Right Issue II			After Right Issue II		
	Total Shares	Total Nominal Value	%	Total Shares	Total Nominal Value	%
Authorized Capital	7,200,000,000	1,800,000,000,000	-	7,200,000,000	1,800,000,000,000	-
Placed and Paid-up Capital:						
PT Sari Dasa Karsa	1,921,232,838	480,308,209,500	64.51	2,401,541,047	600,385,261,750	64.51
10 founding share-holders	104,819,872	26,204,968,000	3.52	131,024,840	32,756,210,000	3.52
PT Makindo Tbk.	198,557,328	49,639,332,000	6.67	248,196,660	62,049,165,000	6.67
Public	753,366,772	188,341,693,000	25.30	941,708,465	235,427,116,250	25.30
Total Placed and Paid-up Capital	2,997,976,810	744,494,202,500	100.00	3,722,471,012	930,617,753,000	100.00
Shares in Portfolio	4,222,023,190	1,055,505,797,500	-	3,477,528,988	869,382,247,000	-

HMETD holders who did not use their rights to purchase new shares in the framework of Right Issue II, could sell their rights to other parties, from the 21st of May, 2003 up to the 27th of May 2003 through Jakarta Stock Exchange

and Surabaya Stock Exchange or over the counter in accordance with the Regulations from BAPEPAM (Capital Market Supervisory Board) Number IX.D.1. Shareholders who did not exercise their rights could decrease in ownership percentage (dilution) up to a maximum of 20% (twenty percent).

If the shares offered in the framework of Right Issuue II were not wholly taken by HMETD holders, the balance would be allocated to other shareholders who subscribe more than their rights as mentioned in the Certificate of HMETD Evidence and/or Additional Shares Purchase Subscription Form proportionally in accordance with the existing regulations. In the case that there was still HMETD balance, which was not exercised it will be void.

In the framework of this Right Issue II, the Company had signed a Memorandum of Understanding dated the 24th March, 2003 with International Finance Corporation ("IFC") in connection with the plan of IFC to participate in share participation in the Company through Right Issue II, with the provision as required by the Company in this Right Issue II.

In the said Memorandum of Understanding, IFC also intended to establish cooperation with the Company in the following areas, which are favourable to the Company:

a. providing technical service and consultation service;



b. formulating Company's business strategies;

c. formulating short-term, medium-term and long-term business strategies to make the Company a superior financial institution in Indonesia with wide investors, products and profile of customers;

d. use of international best practices in areas, among others: credit evaluation process, credit risk, technology information and management system, operational procedure, organizational structure, and work efficiency and company management procedure, which were needed to maximize the value of shareholders.

WITHIN A PERIOD OF 12 (TWELVE) MONTHS AFTER THE VALIDITY OF STATEMENT ON REGISTRATION IN THE FRAMEWORK OF THIS RIGHT ISSUE II, THE COMPANY PLANNED TO ISSUE OR LIST NEW SHARES OR OTHER STOCK WHICH COULD BE CONVERTED INTO SHARES WITHOUT PREJUDICE TO THE DECISION OF A GENERAL MEETING OF SHAREHOLDERS AND THE EXISTING LAWS AND REGULATIONS.

PLAN FOR USING FUNDS PRODUCED BY RIGHT ISSUE II

In accordance with provisions of the Bank Indonesia, capital adequacy is one of the major requirements for each bank if it wants to intensify the provision of

credit and other assets, including the addition of the number of branch offices. At present Bank Indonesia stipulates the minimum CAR of a bank at 8% of total ATMR. So, for each additional capital obtained by a bank, will give flexibility to the bank in developing credit and intensification of other assets.

The proceeds of share sale through Right Issue II after being deducted by the cost of issue, are all used to strengthen the position of bank capital to be used for:

1. About 80% for distribution of medium and long term credits.
2. About 20% for investment in technology development.

The Company will report on the realization of the use of funds produced by Right Issue II to shareholders in the Annual General Meeting of Shareholders of the Company and periodically to BAPEPAM, in accordance with Regulation Number X.K.4, Attachment to the Written Decision of Chairman of BAPEPAM Number Kep-81/PM/1996 dated the 17th of January, 1996 as already amended by the Written Decision of Chairman of BAPEPAM Number Kep-15/PM/1997 dated the 30th of April, 1997 regarding Report on Realization of Use of Funds Produced by Right Issue. If the Company wants to amend the use of funds other than that revealed in the Prospectus, the Company will ask for prior approval from the Company's shareholders in a General Meeting of Shareholders and reports to BAPEPAM accompanied with the reasons and considerations.

SUMMARY ON IMPORTANT FINANCIAL DATA

The following table presents the Company's important financial data for the years ended on December 31, 2002, 2001 and 2000. The figures in year of 2000 up to the year of 2002 were summarized from the Company's financial statements/report audited by Registered Public Accountant Office of Siddharta Siddharta & Widjaja (formerly named Registered Public Accountant Office of Siddharta Siddharta & Harsono) with Unqualified Opinions.

Balance Sheets

(in billions of Rupiahs)

Description	December 31,		
	2002	2001	2000
Assets			
Cash	220.31	122.67	148.48
Giro with Bank Indonesia	548.92	518.88	474.23
Giro with other banks – net	82.68	87.29	123.55
Placement in other banks – net	1,206.64	1,039.18	870.24
Securities– net			
Traded/Marketable	915.76	749.35	-
Available for sale	39.66	28.88	4.84
Possessed until due	5,709.80	5,494.91	6,456.00
Securities purchased under agreement to resell– net	198.62	1,168.43	478.56
Derivative account receivables– net*	1.41	2.36	2.41
Credit provided – net	3,907.22	2,621.86	1,761.45
Acceptation account receivables– net*	16.08	16.69	9.88
Participation/Equity – net	0.82	7.81	7.81
Other account receivables	31.42	35.45	23.13
Fixed assets – net	316.75	299.59	134.73
Other assets – net	85.27	80.75	125.06
Total Assets	**13,281.36**	**12,274.10**	**10,620.37**

Liabilities and Equity

Immediate liabilities	64.33	51.62	57.81
Non-bank customer savings			
Giro	2,966.85	3,079.89	2,425.51
Savings	3,916.16	3,877.45	3,860.55
Deposits	4,567.23	3,997.12	3,301.63
Bank customer savings			
Giro	3.01	2.28	2.61
Savings	14.25	10.06	4.08
Deposits	2.20	2.13	2.00
Call money	266.00	-	79.00
Derivative liabilities*	2.20	2.66	-
Acceptation liabilities*	16.24	16.86	9.98
Borrowings	56.48	67.11	60.43
Accrued expenses	27.20	34.38	28.74
Taxes payable	42.85	62.99	49.31
Other Liabilities	60.78	38.33	40.91
Estimated losses in commitment and contingency	2.00	2.38	1.54
Total Liabilities	**12,007.78**	**11,245.26**	**9,924.10**
Total Equity	**1,273.58**	**1,028.84**	**696.27**
Total Liabilities and Equity	**13,281.36**	**12,274.10**	**10,620.37**

*) Presented in accordance with PSAK 31 (2000 Revised) which require the presentation of derivative account receivables and liabilities as well as acceptation account receivables and liabilities in the balance sheets.


AUTHORIZED
M. LUHUT SITORUS

Statements of Income

(in billions of Rupiahs)

Description	December 31,		
	2002	2001	2000
Statements of Income			
Interest income	1,727.27	1,669.58	1,180.19
Interest expense	(1,105.13)	(1,027.92)	(798.82)
Interest income– net	622.14	641.66	381.37
Other operating expenses – net	(283.70)	(248.19)	(255.98)
Income from operations before allowances for credits write-off and others	338.44	393.47	125.39
Recovery from (expense for) allowances for credits write-off and others	6.83	(36.83)	32.22
Income from operations– net	345.27	356.64	157.61
Non operations income and (expenses)	12.10	3.11	3.63
Income before taxes	357.37	359.75	161.24
Taxes expenses	(106.12)	(99.85)	(59.72)
Net income of current year	251.25	259.90	101.52
Net income per share (Full Rupiahs)	90	96*)	45*)

*) After the re-presentation of average weighted numbers of shares circulating in 2001 and 200 for the calculation of bonus shares and the dividends of share distributed as the yield of the shares published under the Rights Issue I and the split of share nominal value conducted in 2002.

Description	December 31,		
	2002	2001	2000
CAR (KPMM)	22.34%	23.71%	20.65%
LDR	31.53%	24.62%	17.58%
ROA	2.86%	3.07%	1.56%
ROE	26.97%	34.94%	16.28%


CERTIFIED AUTHORIZED AND SWORN
M. LUHUT SITORUS

ANALYSIS AND DISCUSSION BY MANAGEMENT

1. GENERAL

The company is one of the banks categorized as "A" in Indonesia under the letter from Bank of Indonesia Number 31/60/UpwBI/AdwBI/Rahasia dated the 26th of October, 1998. As one of the banks categorized "A", the Company succeeded in obtaining confidence from its customers, including new customers, who moved from other banks to obtain a solvent bank. Thus in 1998 the Company's assets increased by 123% compared to those of 1997.

Upon the application of effective and efficient strategy and management, the Company has a solvent level of liquidity and credit structure, so that at the time other banks were affected by the monetary crisis, the Company could survive and even properly grew. This success was supported by the application of appropriate strategy, in which since early period of the Company establishment until now, the Company has focused on distribution of its credit to the sectors of small-scale and medium scale businesses. Under the prudential principle and disciplined credit management, the Company succeeded in making the bank one of the best banks in the banking industry with respect to the quality of credit portfolio and capital capacity. The success in strategy and the Company's management could also be observed from the Company's

capacity to earn profits and maintain the Quality of Productive Asset (KAP) as well as able to increase the volume of credit distribution.

The Company also has a corporate culture by referring to the good principles of transparency, integrity and banking standards. As a proof of applying the corporate culture, all levels of management and employee took concrete actions by implementing the prudential banking principle in accordance with the Company's good corporate governance. In its relations as a public company, the Company has provided wide benefit and influence to stakeholders/shareholders, among others in the form of optimal returns to shareholders, adequate welfare to all employees as well as contributions for the national development through tax payment from tax withholder as well as from the profits which was gained.

As a realization of the success and confidence from the public, the Company was also able to obtain the predicate of the Best Bank in the bank group with assets totaling Rp 10 trillion up to Rp 50 trillion of the Investor magazine version (Investor Number 57, 4th Year, June 26-July 9, 2002) and the Predicate of Very Good from the Infobank Magazine for the past 3 years. In addition, in 2002 the Company was also declared as the major 100 taxpayers by the Directorate General of Tax for Company's income in 2001.

2. FINANCIAL ANALYSIS

The following discussion must be read by referring to the Company's Financial Statements (Report) for the year ended on December 31, 2002 and 2001, which was audited by the Registered Public Accountant Office of Siddharta Siddharta & Widjaja with Unqualified Opinion.

2.1. Interest Income and Interest Expense

The following table shows the total income and the Company's interest expense for the years ended on December 31, 2002 and 2001

(in billions Rupiahs, except percentage)

Description	December 31, 2002		December 31, 2001	
	Total	%	Total	%
Interest Income				
Credits provided	576.17	33.36	372.03	22.28
Securities:	------------		------------	
SBI	863.40	49.99	1,036.23	62.07
Other securities	220.80	12.78	166.49	9.97
	1,084.20		1,202.72	
Placement in other banks	22.18	1.28	2.39	3.43
Giro with other banks	0.52	0.03	35.22	0.14
Commission	44.20	2.56	2.39	2.11
Total	**1,727.27**	**100.00**	**1,669.58**	**100.00**
Interest Expense				
Giro interest	127.87	11.57	141.43	13.77
Savings	385.04	34.85	391.47	38.08
Deposits and deposits certificate	535.90	48.49	448.35	43.62
Call money	20.60	1.86	11.55	1.12

Description	December 31, 2002		December 31, 2001	
	Total	%	Total	%
Borrowings	8.58	0.78	8.06	0.78
Premium charge	27.11	2.45	26.51	2.58
Others	0.03	0.00	0.58	0.05
Total	**1,105.13**	**100.00**	**1,027.92**	**100.00**
Interest Income– net	**622.14**		**641.66**	

2.1.1. Interest Income

For the years ended on December 31, 2002 and 2001, the Company had booked banking interest income totaling Rp 1,727.27 billions and Rp 1,669.58 billions respectively. The biggest share of interest income during the year ended on December 31, 2002 originated from SBI interest income totaling Rp 863.40 billions, the income of credit interest totaling Rp 576.17 billions and the income of interest of other securities totaling Rp 220.80 billions or 49.99%, 33.36% and 12.78% respectively to the total of interest income.

Interest income in 2002 totaling Rp 1,727.27 billions, an increase of Rp 57.69 billions or 3.46% compared with the interest income in 2001 totaling Rp 1,669.58 billions. This increase in the interest income among others was caused by an increase in the interest income on credit provided totaling Rp 204.14 billions, interest income of other securities totaling Rp 54.31 billions and income from commission totaling Rp. 8.98 billions.

Interest income on credit provided in 2002 totaled Rp 576.17 billions, an increase of Rp 204.14 billions or 54.87% compared with the income of interest on credit provided in 2001 totaling Rp 372.03 billions. This increase in the income of interest on credit provided was among others attributable to the increase in the distribution of the Company's credit reflected from the increase in total credit provided from Rp 2,697.40 billions at the end of 2001 to Rp 3,955.04 billions at the end of 2002.

In 2002 the interest income of SBI totaling Rp 863.40 billions, a decrease of Rp 172.83 billions or 16.68% compared with the interest income of SBI in 2001 totaling Rp 1,036.23 billions. This decrease in interest income was caused by the average interest rate of SBI in 2002 was lower than that in 2001.

Income from commission during the year ended on December 31, 2002 amounted to Rp 44.20 billions, an increase of Rp 8.98 or 25.20%. This increase was in compliance with an increase in distribution of the Company's credits.

As a whole, the Company's interest income for the years ended on December 31, 2002 and 2001 was significantly obtained from customers/parties having no special relationship. The interest income from the related parties (parties which had special relationship) was less than 5% of total interest income.

2.1.2 Interest Expense

The interest expense from the year ended on December 31, 2002 was Rp 1,105.13 billions with the major part in the expense of Deposits interest and Deposits Certificate totaling Rp 535.90 billions, the expense of Savings interest was Rp 385.04 billions and expense of Giro interest was Rp 127.87 billions or 48.49%, 34.85% and 11.57% respectively to total interest expense.

In 2002 the interest expense was Rp 1,105.13 billions, an increase of Rp 77.21 billions or 7.51% compared with the interest expense in 2001 totaling Rp 1,027.92 billions. This increase was caused among others by the increase in funds of a third party succeeding to be raised by the Company, reflected from an increase in balance of saving by non-bank customer from Rp 10,954.46 billions at the end of 2001 to Rp 11,450.24 billions at the end of 2002.

The interest expense on Giro service in 2002 totaled Rp 127.87 billions, a decrease of Rp 13.56 billions or 9.59% compared with the interest expense on Giro service in 2001 totaling Rp 141.43 billions. This decrease was caused among others by a decrease in Giro funds by non-bank customer from Rp 3,079.89 billions at the end of 2001 to Rp 2,966.85 billions at the end of 2002.

In 2002 the interest expense on Savings totaling Rp 385.04 billions, a decrease of Rp 6.43 billions or 1.64% compared

with an interest on Savings in 2001 totaling Rp 391.47 billions. This decrease in interest expense was caused among others by the average balance of savings in 2002 was lower totaling Rp 225.27 billions compared with the average balance of savings in 2001.

Interest expense on Deposits and Deposits Certificate in 2002 totaling Rp 535.90 billions, an increase of Rp 87.55 billions or 19.53% compared with the interest expense on Deposit in 2001 totaling Rp 448.35 billions. This increase was caused among others by an increase in Deposit funds by non-bank customers from Rp 3,997.12 billions at the end of 2001 to Rp 4,567.23 billions at the end of 2002.

Other interest expense for the years ended on December 31, 2002 and 2001 were under 10% respectively, against the total interest expense.

2.2. Net Interest Income

During the year ended on December 31, 2002 the net interest income totaled Rp 622.14 billions, a decrease of Rp 19.52 billions or 3.04% compared with the net interest income in 2001. The decrease in net interest income 2002 was caused by an increase in interest expense totaling Rp 77.21 billions which was followed by increase in interest income totaling Rp 57.69 billions.

The Company's net interest income acquisition remained positive amid the banking condition, which in general

faced difficulty booking net interest income. This achievement of net interest income acquisition was in line with the Company's strategy in managing productive assets, which were efficient and had high quality. The credit distributed by the Company really supported the growth of customer's business, reflected by the absolute value and percentage of non-performing credit of the Company, which were very low. This increase in net interest was also a proof on the high public confidence to save funds in the Company.

2.3. Other Operating Income and Expenses

The following table presents the composition of other operating income and expenses for the years ended on December 31, 2002 and 2001.

(in billions Rupiahs)

	December 31, 2002	December 31, 2001
Other Operating Incomes		
Income from foreign currency transaction, net	10.55	20.06
Income from derivative transaction, net	11.71	9.20
Income from commission and service not originating from granting/providing credit	35.33	25.65
Unrealized profit (loss) resulting from increase (decrease) in fair market values of securities for trade purposes	11.05	(6.15)
Profit from securities for trade purposes which are sold and due	38.15	-
Recovery of allowance for other assets depreciation	-	35.67
Other income, net	30.83	17.10
Total	**137.62**	**101.53**

	December 31, 2002	December 31, 2001
Other Operating Expenses		
Recovery (expenses) of allowance for credits write-off and other productive assets, net	6.83	(36.83)
Employees expense	(211.02)	(179.38)
Buildings expense	(21.45)	(24.03)
General and administrative expenses	(188.85)	(146.31)
Total	**(414.49)**	**(386.55)**
Other Operating Expenses - Net	**(276.87)**	**(285.02)**

2.4. Growth of Assets

The following table presents the composition of assets on December 31, 2002 and 2001:

(in billions Rupiahs)

	December 31, 2002	December 31, 2001
Cash	220.31	122.67
Giro with Bank Indonesia	548.92	518.88
Giro with other banks	83.52	88.17
Allowances for Giro write-off with other banks	(0.84)	(0.88)
Placement in other banks	1,218.83	1,049.68
Allowances for placement write-off with other banks	(12.19)	(10.50)
Securities		
Traded/Marketable	925.04	756.92
Available for sale		
Related parties	1.88	-
Third parties	38.18	29.17
Owned until due	5,712.47	5,495.24
Allowance for securities write-off	(12.35)	(8.19)
Securities purchased under agreement to resell	200.69	1,180.45
Allowance for write-off of securities purchased under agreement to resell	(2.07)	(12.02)

	December 31, 2002	December 31, 2001
Derivative account receivables	1.42	2.38
Allowance for derivative account receivables write-off	(0.01)	(0.02)
Credit provided		
Related parties	79.55	37.22
Third parties	3,875.49	2,660.27
Allowance for credits write-off	(47.82)	(75.63)
Acceptance account receivables		
Related parties	2.12	0.74
Third parties	14.12	16.12
Allowance for acceptance account receivables write-off	(0.16)	(0.17)
Participation (equity)	0.89	7.89
Allowance for depreciation of participation (equity) value	(0.07)	(0.08)
Other account receivables	31.42	35.45
Fixed assets, acquisition value/revaluation value	457.94	399.78
Accumulated depreciation	(141.19)	(100.19)
Other assets		
Related parties	8.32	0.17
Third parties	80.24	80.58
Allowance for other assets value depreciation	(3.29)	-
TOTAL ASSETS	**13,281.26**	**12,274.10**

On December 31, 2002 and 2001, the Company's assets totaled Rp. 13,281.36 billions and 12,274.10 billions.

On December 31, 2002 the Company's assets totaled Rp 13,281.36 billions which increased by Rp 1,007.26 billions or 8.21% of the total assets on December 31, 2001. The biggest increase was found in the credit provided and

securities, namely Rp 1,257.55 billions and Rp 396.24 billions.

2.4.1. Productive assets which produces interest

The following table presents the composition of productive assets which produced interest on December 31, 2002 and 2001:

(in billions Rupiahs)

	December 31, 2002	December 31, 2001
Giro with other banks	83.52	88.17
Placement in other banks	1,218.83	1,049.68
Securities		
Certificate of Bank Indonesia	5,445.97	5,462.52
Other securities	1,231.60	818.81
	6,677.57	6,281.33
Securities purchased under agreement to resell	200.69	1,180.45
Credit provided	3,955.04	2,697.49
Total	**12,135.65**	**11,297.12**

The funds raised by the Company would be invested in the productive assets. on December 31, 2002 and 2001, the total productive assets which produced interest were Rp 12,135.65 billions and Rp 11,297.12 billions.

On December 31, 2002 and 2001 the Company's productive assets was 91.37% and 92.04% of the total asset on those dates. On December 31, 2002 and 2001 the investment of funds in Certificate of Bank Indonesia was 44.87% and 48.35% of the total productive assets, which produced interest.



On December 31, 2002 total productive assets increased by Rp 838.53 billions or 7.42% compared with that of December 31, 2001. This increase was caused by the increase in Securities Rp 396.24 billions and the increase in credit provided Rp 1,257.55 billions.

2.4.2. Distribution of Credit

The Company has expertise and experience in serving small scale and medium scale businessmen. Therefore in the distribution of credit, the Company further focused on the sectors of trade, restaurant and hotel and industry. Distribution of the Company's credit in those sectors rapidly increased since 1999.

The credit provided for the sectors of trade, restaurant and hotel on December 31, 2002 and 2001 totaled Rp 1,789.73 billions and Rp 1,237.59 billions respectively or 45.25% and 45.88% of the total credit provided. Specifically, the total credit provided for the sector of industry on December 31, 2002 and 2001 totaled Rp 1,015.62 billions and Rp 660.55 billions respectively or 25.68% and 24.49% of the total credit provided.

At present national banking industry has not been able to maximally carry out the function of intermediation. This is reflected by the fact that there are many placement of funds in the form of Certificate of Bank Indonesia by the banks in operation. However, the Company still tries to

improve the distribution of credit reflected in the increase in credit provided from Rp. 2,697.49 billions on December 31, 2001 and increased to Rp 3,955.04 billions on December 31, 2002.

The credit provided on December 31, 2002 increased by Rp 1,257.55 billions or 46.62% compared with that provided on December 31, 2001.

2.5 Growth of Liabilities

The following table presents composition of liabilities on December 31, 2002 and 2001:

(in billions Rupiahs)

	December 31, 2002	December 31, 2001
Immediate liabilities	64.33	51.26
Savings		
Related parties	348.55	237.09
Third parties	11,101.69	10,717.37
Savings from other banks		
Related parties	-	0.29
Third parties	285.46	14.18
Derivative liabilities	2.20	2.66
Acceptation liabilities	16.24	16.86
Borrowings	56.48	67.11
Accrued expenses	27.20	34.38
Taxes payable	42.85	62.99
Other liabilities	60.78	38.33
Estimated losses in commitment and contingency	2.00	2.38
TOTAL LIABILITIES	**12,007.78**	**11,245.26**



Total liabilities on December 31, 2002 was Rp 12,007.78 billions or an increase of Rp 762.52 billion or 6.78% of the total obligation on December 31, 2001.

2.6 Growth of Equity

The balance of equity on December 31, 2002 was Rp 1,273.58 billions, and an increase of Rp 244.74 billions compared with that of December 31, 2001. This increase was caused by an increase in placed and paid up capital namely Rp 259.49 billions and an increase in additional paid-up capital of Rp 142.20 billions.

The decrease in retained earnings of Rp 158.33 billions was caused by the net profits produced by the Company during the year ended on December 31, 2002 of Rp 251.25 billions, the payment of cash dividends totaling Rp 129.98 billions and capitalization of retained earnings in the framework of share dividends distribution totaling Rp 279.61 billions.

On December 31, 2001, the authorized capital of the Company amounting to Rp 900 billions divided into 1,800,000,000 shares, each share having a nominal value of Rp 500.-. Placed and paid up capital of the Company on December 31, 2001 amounting to Rp 485 billions divided into 970,000,000 shares, each share having a nominal value of Rp 500.-.

On December 31, 2002, the authorized capital of the Company was listed at Rp 1,800 billions divided into 7,200,000,000 shares, each share having a nominal value of Rp 250.-. Placed and paid up capital of the Company increased by Rp 259.49 billions to Rp 744.49 billions on December 31, 2002 divided into 2,977,976.810 shares, each share having a nominal value of Rp 250.-. The change in placed and paid up capital was caused by distribution of bonus share originating from capitalization of share agio produced by the initial right issue totaling Rp 23.57 billions and distribution of share dividends originating from some retained earnings up to December 31, 2001 totaling Rp 111.84 billions as well as originating from Right Issue I in 2002 totaling Rp 125.08 billions.

Additional net paid up capital totaled Rp 165.77 billions was the difference between the market price of share on the 27th of March, 2002 namely Rp 1,250.- each share with nominal dividend shares of Rp 500.- each share distributed on the 17th of May, 2002 after being deducted by the stock offer cost in the framework of Right Issue I. Meanwhile, the additional paid up capital, net in 2001 totaled Rp 23.57 billions were capitalized in the framework of distribution of bonus share to shareholders. The difference in revaluation of fixed assets on December 31, 2002 and 2001 was Rp 103.28 billions. This difference in fixed assets was originating from the revaluation of certain fixed assets (land and building) by independent appraiser, PT Artanila Permai on the 30th of June, 2001.

3. SOUND BANKING PRINCIPLES

All Banks in Indonesia including the Company must comply with the provisions stipulated by Bank Indonesia particularly provisions governing the prudential principles. Violation of the provision on the prudential principles can give a negative impact on the level of soundness of the Company and even the Company can be liquidated if it affects the national banking system.

Therefore, in carrying out its business activities, the Company implements prudential banking principles. The factors used by Bank Indonesia to evaluate the level of general bank soundness are covered in CAMEL, acronym for Capital Adequacy, Asset Quality, Management, Earning Sustainability and Liquidity.

3.1. Capital Adequacy Ratio-CAR

Based on Bank Indonesia Regulations No. 31/146/KEP/DIR dated the 12th of November, 1998, as already amended by Bank Indonesia Regulations No. 3/21/PBI/2001 dated the 13th of December, 2001 regarding Obligations of General Bank to Provide Capital Adequacy Ratio, since the 31st of December, 2001, Bank Indonesia requires every general bank to provide minimum capital of 8%.

Since 2000 until the 31st of December, 2002, the Company has always exceed the minimum limit of the said CAR. The

Company's CAR on December 31, 2002 and 2001 were respectively 22.34% and 23.71%.

3.2. Quality Earning Assets (KAP)

Provision on Quality Earning Assets was contained in the Decree of Bank Indonesia Number 31/147/KEP/DIR dated the 12th of November, 1998. The Company's success to book a quite high net income from interest was supported by the good quality earning assets (productive assets) of the Company.

On December 31, 2002 and 2001 the Company established allowance for earning assets write-off in accordance with the existing regulations of Bank Indonesia totaling Rp 75.51 billions and Rp 107.49 billions or 0.62% and 0.95% respectively from the total earning assets totaling Rp 12,154.20 billions and Rp 11,324.25 billions respectively.

Total non-performing credit (insufficiently smooth, doubted and stagnant) on December 31, 2002 and 2001 totaled Rp 29.80 billions and Rp 75.58 billions or 0.75% and 2.80% respectively of the total credit provided. The Company's success in maintaining the low level of non-performing credit was in line with the Company's strategy to always implement the prudential principles. The ratio of non-performing credit was much lower than that of the provision of the Bank Indonesia Regulations Number 2/11/ PBI/2000 dated the 31st of March, 2000 which stipulated the

maximum ratio of non-performing credit of 5% since the end of 2001.

The ratio of non-performing credit of the Company further focused on corporation credit which had the highest ratio of non-performing credit. The ratio of non-performing credit for the type of corporation credit against the total corporate credit on December 31, 2002 and 2001 totaling 0.89% and 8.67% respectively. This matter was caused by the existence of syndication credit, the settlement of which was related to Indonesian Bank Restructuring Agency (IBRA). The Company's earning assets consisted of the credit distributed in Rupiah currency and foreign currencies, all of which were categorized smooth.

The following is the table of the Company's credit quality:

(in billions Rupiahs)

	December 31, 2002	December 31, 2001
Current	3,787.40	2,558.98
Under special attention	137.85	62.92
Insufficiently current	18.91	28.20
Doubted	1.38	7.31
Stagnant	9.50	40.08
Total	**3,955.04**	**2,697.49**
Total non-performing credit	29.79	75.59
Ration of non-performing credit	0.75%	2.80%

The Company would continue to intensively collect stagnant credit, which has been written off. The ratio of total allowance for credit write off established against the

total credit provided as well as the ratio of non-performing credit against the total credit provided was basically quite stable. This was in line with the Company's effort to continuously improve the credit quality and distribute new credit selectively by observing the quality of business and character of borrower customer.

The Company took control measures to avoid possible risk of non-performing credit, as follows:

1. The growth of credit was realized in accordance with the Business Plan and Annual Work Plan both regarding the business scale and economic sector to be financed. The scale of business financed was focused on small scale customer, medium scale customer and the economic sector relating to retail business, trade, distribution and producer of staples and necessities and households goods.

2. Improvement to process of credit provision. The Branch Office processed on the credit application of customer after having been supplemented with feasibility analysis on data and document completeness as well as guarantee adequacy in accordance with the existing policy and procedure for credits, to be further studied by the Credit Bureau.

3. The authority for credit approval is stipulated by the Board of Directors in a Written Decision. Every

Branch Manager is given different authority based on the ranking of the Branch Office. For credit exceeding the authority of Branch Manager, approval had to be requested from the Credit Bureau of the Head Office.

4. Credit Monitoring

a. Early monitoring, including the accuracy of payment by customer and determination of collectibility, setting up of allowance for write-off, which were in conformity with the provision, is directly conducted by each branch office.

b. The credit bureau conducted research and monitoring covering the realization of credit distribution, development of credit quality as well as adequacy of the formed allowance for write-off as in conformity with existing provision.

c. Internal Audit Work Unit periodically and incidentally conducted examination on development of credit portfolio and reported the findings to the President Director.

d. Over any credit with potential to become troubled, the Head of Credit Bureau conducted a study and proposed a settlement action to be taken.



3.3. Management

The Company with the number of office networks, labour and assets it possesses needs improvement of management quality in order to offset the impact of possible risks of market, credit, operation, and legal risk on the Company and the management. In order to avoid the impact on the possible risks, the Company's Management adopts two policies, namely:

1. Regulation policy. Operational activity, product offered, administration of recording and reporting refers to the prudential principle standardized in the Written Decision and Circular Letter from the Board of Directors which is to be a reference for all working units in the Head Office, Branch Offices and Sub-Branch Offices.

2. Organizational Policy. The Company was divided into 2 functions, Operational and Non Operational. The Head Office was responsible for making organizational policy and procedure to be a work reference that will function as material for monitoring. The operational working unit of sub-branch office was responsible for carrying out all operations activities, administration and reporting in accordance with the provisions of the regulations stipulated.



Control over risks exercised covers the following matters:

1. Operational Division. Referring to the Standard of Operation Work Procedure governing the flows of transactions and documents as well as duties and responsibilities of each position.

2. Credit Division. Referring to Annual Work Plan regarding the growth, business scale and economic sector financed. Meanwhile, the process of providing credit starting from the submission of credit by Branch, study and analysis by the Credit Research and Monitoring Bureau of the Head Office refers to the policy and procedure of credit and approval by the Board of Directors Meeting.

3. Treasury Division. Management of liquidity, interest rate and exchange rate are conducted in accordance with the decision of the Board of Directors Meeting and supported by accurate data from ALCO (Assets & Liabilities Committee). Transaction of foreign currencies is only conducted for the purpose of customer. The Company does not have any Bank Position to save the Company from the loss resulting from possible fluctuation of exchange rate.

4. Evaluation Division. As a routine the Company's Board of Directors once a week holds an evaluation meeting of achievement of work plan and performance. Once a

month the Board of Directors holds a coordination meeting with all Bureau Managers to discuss the follow-up in accordance with the work plan and budget.

5. Monitoring/Supervision Division

- The Company's Board of Directors has appointed the Compliance Director who has the authority to reject any policy or decision, if it is against the prudential principles in bank management.
- Monitoring/Supervision is exercised by the Bank Internal Audit Working Unit (SKAI) with periodical audits to all working units, Branch and Sub-Branch with the results reported to the President Director, the Board of Commissioners and Audit Board.
- The Board of Commissioners and Audit Board together with the President Director once a month hold a meeting to discuss the findings of the audit result of SKAI.

3.4. Rentability

3.4.1. Return on Asset (ROA)

ROA was the ratio between profits before tax of the on-going year with the average total assets in the same year. The Company's ROA for the years ended on December 31, 2002 and 2001 is as follows:

(in percentage)

	December 31, 2002	December 31, 2001
Return on Assets (ROA)	2.86	3.07

The annual growth of ROA originating from an increase of operational yield during the above period. The decrease in profit before tax in 2002 was 0.66%, compared with that of 2001, caused ROA to decrease by 0.21 in 2002 compared with that of 2001.

3.4.2. Return on Equity (ROE)

ROE is the ratio between the net profit of the on-going year with the average total core capital in the same year. The Company's ROE for the years ended on December 31, 2002 and 2001 is as follows:

(in percentage)

	December 31, 2002	December 31, 2001
Return on Equity	26.97	34.94

3.4.3. Expenses to Revenue Ratio

The Expenses to Revenue Ratio was the ratio between the operating expenses and operating incomes. The following table is the table on expenses to revenue ratio of the ratio of the Company for the years ended on December 31, 2002 and 2001:

(in percentage)

	December 31, 2002	December 31, 2001
Expenses to Revenue Ratio	81.49	79.86

3.5. Liquidity

The Company had surplus of funds invested in the form of Certificates of Bank Indonesia totaling Rp 5,445.97 billions and Rp 5,462.52 billions on December 31, 2002 and 2001, respectively.

On December 31, 2002 and 2001, the Company's liquidity based on the due date between assets and liabilities showed the liabilities with a period of up to one month higher than that of the assets with a period of up to one month totaling Rp 7,197.57 billions and Rp 5,798.03 billions respectively. The Company identified the pattern for withdrawal and the use of funds by the customers. But when significant and sudden withdrawal of funds happened, the Company still had surplus funds having the period of more than one month in the form of securities, which could be sold in money market at any time.

3.5.1. Minimum Obligatory Giro

The management of liquidity carried out by the Company was an effort to create a composition of funding resources which produced average interest rate, which was lower than the average interest rate of Certificate of Bank Indonesia. Balance cash funds was adjusted to the need, habits of customers, and Company's Minimum Obligatory Giro. The Company's Minimum Obligatory Giro for the years ended on December 31, 2002 and 2001, had

complied with the minimum provision stipulated by Bank Indonesia.

3.5.2. Loan to Deposit Ratio (LDR)

The Company was of the opinion that the funds obtained had to be usable maximally to optimize the profits without interrupting bank liquidity. The following table showed the Company's LDR positions on December 31, 2002 and 2001:

(in percentage)

	December 31, 2002	December 31, 2001
Loan to Deposit Ratio	31.53	24.62

3.5.3. Inter Bank Net Liabilities Ratio

The Inter Bank Net Liabilities Ratio was the ratio between the difference in bank liabilities with account receivables in another bank compared with total core capital. The negative average ratio showed that the account receivables in another bank is bigger than the bank liabilities (net placer). The following table is the position of Inter Bank Net Liabilities Ratio of the Company:

(in percentage)

	December 31, 2002	December 31, 2001
Inter Bank Net Liabilities Ratio	(192.48)	(249.13)



4. BUSINESS PROSPECTS

In the midst of the economic condition, which is not conducive yet, the Company did succeed in booking quite high net profit as well as possessing solvent level of liquidity and structure of credit. In the future, the Company is optimistic to be able to maintain positive financial performance. The application of prudential principles in bank management is a policy that will be consistently and continuously implemented by the Company.

With the composition of the Company's assets which showed a good level of liquidity and the Company's experience in serving small-scale and medium scale businesses, the Company has the capacity to increase the distribution of credit focused on small-scale and medium-scale business. It is convinced that the segment can provide good level of return and relatively low risk.

On the funding side, the Company will try to maintain a composition of funding resources, which have low costs. In addition to the competitive level of interests, the Company will also develop products, including technology-based products, in order that customers obtain banking products of their option in accordance with the need.



EQUITY

The following table describes the change in the Company's equity for the years ended on December 31, 2002, 2001 and 2000. These equity figures were taken from the Company's financial statements which were audited by the Registered Public Accountant Office of Siddharta Siddharta & Widjaja (formerly it was called the Registered Public Accountant Office of Siddharta Siddharta & Harsono) with Unqualified Opinions.

(in billions of Rupiahs)

Description	December 31, 2002	December 31, 2001	December 31, 2000
Placed and paid-up capital	744.49	485.00	485.00
Additional paid-up capital, net	165.77	23.57	23.57
Differences arising from fixed assets revaluation	103.28	103.28	-
Differences of value arising from restructuring transactions among entities under common control	(6.22)	(6.22)	(6.22)
Unrealized profit (loss) resulting from increase (decrease) in fair market values of marketable securities available for sale	1.70	0.32	(0.11)
Retained earnings	264.56	422.89	194.03
Total Equity	**1,273.58**	**1,028.84**	**696.27**

After the Rights Issue II with HMETD at the most amounting to 744,494,202 (seven hundred forty four million four hundred ninety four thousand two hundred two Rupiahs) shares, each share having a nominal value of Rp 250.- (two hundred and fifty Rupiahs) and the bid price between Rp

350.- (three hundred and fifty Rupiahs) up to Rp 450.- (four hundred and fifty Rupiahs) each share and it was assumed that on December 31, 2002 all shareholders had taken all shares offered proportionally, the position of total placed and paid-up capital as of December 31, 2002 shall become a maximum of Rp 930,617,753,000. The following table is the table on performance of equity as of December 31, 2002, if the Rights Issue II and all HMETD had been completely exercised in 2002:

Description	Placed and paid-up capital	Additional paid-up capital	Differences arising from fixed assets revaluation	Differences of value arising from restructuring transactions among entities under common control	Unrealized profits (loss) resulting from increase (decrease) in fair market values of marketable securities available for sale	Retained earnings	Total equity
Position of equity by financial statements as of December 31, 200.	744,494	165,773	103,280	(6,220)	1,697	264,553	1,273,577
Change in equity if the Rights Issue II totaling 744,494,202 shares took place on December 31, 2002 at the nominal value of Rp 250 and bid price of Rp [ ] each share.							
Performance of Equity on December 31, 2002 after Rights Issue II and increase in placed and paid up capital at a nominal value of Rp 250.- each share.							

IMPORTANT EVENTS AFTER DATE OF INDEPENDENT AUDITORS' REPORT

In the framework of Rights Issue II, the Company signed a Memorandum of Understanding dated the 24th of March, 2003 with International Finance Corporation ("IFC") in connection with the plan of IFC to participate in share participation in the Company through the Rights Issue II with the provisions as required by the Company in the Rights Issue II.

BUSINESS RISK

As in other business areas, the business area of the Company could not be separated from challenges and risks at macro level and micro level. The risks which could affect the Company's performance in general could be grouped as follows:

1. CREDIT RISK

Credit risk relates to the smooth payment by debtor of interest and principal loan. Overdue payments could be caused by the infeasibility of business activity of debtor, which could originate in the negligence of the Company's management in the decision to provide credit and change in external factor causing the business activity of debtor or the capability to pay is interrupted.

2. OPERATIONAL RISK

If the Company's offices network, manpower and assets, which keep increasing, are not properly managed, this could create deviation that had harmful impact, namely the vanishing of confidence of customer in the Company and financial losses.

3. RISK OF TECHNOLOGY

Technology is one of the important elements in banking business. The technology possessed by a bank will affect the products/services and facilities which can be offered to customers. The Company's disability to follow the development of technology will affect the Company's competitiveness, which will cause decrease in the opportunity to obtain new customers and the existing customers moving to other banks.

4. RISK OF LIQUIDITY

Liquidity is the capacity of a business unit in meeting its short term liabilities to customers and creditors. In the banking industry, the level of adequate liquidity is a condition that must be safeguarded by the management. An inadequate level of liquidity will erase the confidence received from customers. On the other hand, an excessive liquidity



level without professional management will harm the Company.

5. RISK OF ADEQUACY FOR SETTING-UP THE ALLOWANCE FOR PRODUCTIVE ASSETS WRITE-OFF (PPAP)

As a Central Bank, Bank Indonesia required all banks in Indonesia to carry out allowance for productive assets write-off based on evaluation on the productive assets. Based on the evaluation, the productive assets will be grouped into the following categories: smooth, under special attention, insufficiently smooth, doubted and stagnant. If the Company fails to meet the provision of Bank Indonesia, the evaluation on the Company's solvency will be affected and can have negative impact on the Company's performance.

6. RISK OF CAPITAL ADEQUACY

The Bank Indonesia regulation requires banks to maintain Capital Adequacy Ratio (CAR) minimally 8%. If the Company fails to meet the provisions in Capital Adequacy Ratio, Bank Indonesia will categorize the Company under the status of Bank Under Supervision (BDP). Furthermore, the bank is required to draw up a work plan to meet the said capital shortage. If the Company also fails to meet the requirement, it will affect the survival of the bank.

.7. RISK OF CHANGE IN LEVEL OF INTEREST RATE

Change in level of interest rate set in motion by monetary policy of the Government can affect the Company's performance. High level of interest rate results in high level of financing expenses which must be borne by the Company. On the other hand, the Company cannot simply adjust the level of interest rate that must be paid by customer/debtor, so that the margin obtained will be smaller. In addition to the smaller margin resulting from the time needed to adjust the level of interest, the high level of interest rate can result in the disability of the production sector to pay the expenses of their interest so that it will further press the interest income received by the Company. The low level of Certificate of Bank Indonesia interest rate, as an instrument of monetary policy, can also affect the Company's performance because the portfolio of the Company's productive assets at present is mostly Certificates of Bank Indonesia.

8. RISK OF EXCHANGE RATE OF FOREIGN CURRENCIES

Since Indonesia has been increasingly developed, its flows of trade, both national and international becomes increasingly high. This matter causes the

Company, as a foreign exchange bank, to conduct transactions relating to foreign currencies, both from the views of the asset and liabilities. The change in exchange rate between foreign currencies against Rupiah can affect the capacity of the Company to meet its liabilities in foreign currencies. The unstable exchange rate of foreign currency can also complicates the Company in managing its assets and liabilities in foreign currency possesses, so that it can create losses to the Company.

9. ECONOMIC AND SOCIO-POLITICAL RISK

The Company's business activity has close relationship with the national economic condition and socio-political situation. Unfavorable national economic condition and socio-political situation can affect the Company's capability to raise funds from the public, to distribute the funds as credits as well as to receive payment from customer for the credit distributed, so that the Company's performance as a whole can be affected.

10. RISK OF COMPETITION

The risk of competition grows, because more and more banks provide various innovative products. The competition taking place will affect the Company's capability to increase or maintain market share in

the future. The national economic prospect does not provide many rooms for national banking, and for the Company to improve the distribution of significant credit.

MANAGEMENT AND SUPERVISION

The Board of Directors

President Director	: Jimmy Henricus Kurniawan Laihad
Director	: Aris Janasutanta Sutirto
Director	: Eddy Muljanto
Director	: Pardi Kendy
Director	: Safrullah Hadi Saleh
Director	: Soehadi Tansoi

The Board of Commissioners

President Commissioner	: Raden Rachmad
Commissioner	: Lukito Winarto
Commissioner	: Wimpie Wirja Surja
Commissioner	: Soetadi Limin

HUMAN RESOURCES



Composition of Employees

In line with development of the Company's business in the field of banking, the development of human resources

is oriented to increase commitment of all levels of employee in maintaining sustainable partnership between the Company and customers.

The composition of the Company's employees as of December 31, 2002 are as follows:

Management Level	Total Persons	Percentage
Junior Director*	5	0.10
Executive Officer	44	0.90
Middle Level Officer and Executor	894	18.26
Administrative and Lower Employees	3,953	80.74
Total	4,896	100.00

*) Executive Vice President

In total there are 4,896 employees consisting of various levels of management, such as Junior Director, Executive Officer, Middle Level Officer and Executor as well as Administrative and Lower Employees. The Company does not employ expatriates. The following table shows the educational level of each level of management of the Company as of December 31, 2002:

Education Level	Total Persons	Percentage
Master Degree	6	0.12
Bachelor Degree	1,168	23.86
Diploma	597	12.19
Elementary School up to Senior High School	3,125	63.83
Total	4,896	100.00

The Company realizes that the quality of human resources is an absolute requirement in order to be able to maintain

the Company's survival and to compete in the midst of ever-increasing competition. In connection with that matter and in line with one of the Company's visions to become a provider of quality banking human resources in Indonesia, the Company intensively improves the quality of human resources through improving the system and administration for employee recruitment as well as improving the quality and facility of employee training.

TRANSACTIONS WITH RELATED PARTIES

In carrying out business, the Company conducts financial transactions with related parties. The related party means the party related to the Company, in the sense of ownership and management in accordance with the provisions governed in regulation on capital market.

The Company conducts financial transactions with related parties based on the terms and conditions, which are the same as those with any third party (except loan to employee, provided with a period of 1 month up to 120 months, without interest, and repaid through monthly salary deduction).

The following table shows the transactions with related parties:



(in billions rupiahs)

Type of Transactions	December 31, 2002		December 31, 2001		December 31, 2000	
	Total	%	Total	%	Total	%
Export draft	1.88	0.01	-	-	-	-
Balance of credit provided	79.55	0.60	37.22	0.30	26.47	0.25
Acceptance account receivables	2.12	0.02	0.74	0.01	-	-
Insurance coverage on fixed assets	126.14	-	101.01	-	111.14	-
Prepaid rent	8.33	0.06	0.17	0.00	9.56	0.09
Paid rent expenses	9.14	2.20	9.56	2.43	7.34	2.80
Insurance expenses	2.50	0.60	2.16	0.55	1.52	0.58
Compensation expenses	10.40	2.51	-	-	-	-
Giro	171.20	1.43	155.06	1.38	157.51	1.59
Savings	33.73	0.28	16.42	0.15	40.56	0.41
Deposit	143.61	1.20	65.90	0.59	69.77	0.70
Cash foreign currency liabilities (spot)	-	-	-	-	2.40	0.19

The percentages of export draft, balance of credit provided, acceptation account receivables and prepaid rent are calculated against the total assets.

The percentages of Giro, savings and deposit calculated against the total liabilities.

The percentage of liabilities of foreign currency in cash (spot) calculated against total commitment liabilities.

The percentages of compensation expense, paid rent expense and insurance expense calculated against the total of other operating expenses.



MAXIMUM CREDIT LENDING LIMIT (BMPK)

Bank Indonesia sets restriction on percentage of credit lending to a party or one business group against the total capital possessed by bank in order to avoid credit lending being concentrated in one or a certain group of borrowers. The economic crisis, which hit Indonesia's banking world, was much caused by lack of prudence in carrying out banking activities.

Based on the Decree of the Bank Indonesia Number 31/177/KEP/DIR dated the 31st of December, 1998 in conjunction with Regulations of Bank Indonesia Number 2/16/PBI/2000 dated the 12th of June, 2000 the maximum credit lending limit is as follows:

1. For bank's related parties for one borrower and the whole, a maximum of 10% of the bank capital.

2. For bank non-related parties for one borrower and the whole, is as follows:

* 30% of bank capital up to the end of 2001.
* 25% of bank capital during 2002
* 20% of bank capital since the 1st of January, 2002.

The following is the Company's BMPK Table on December 31, 2002, 2001 and 2000:



(in billions rupiahs)

Type of Transactions	December 31, 2002		December 31, 2001		December 31, 2000	
	Total	%	Total	%	Total	%
Credit to related parties*	79.55	2.01	37.22	1.38	26.47	1.48
Credit to non-related parties*	3,875.49	97.99	2,660.27	98.62	1,783.58	98.54

*) Percentage against total credit.

DEVIDEND POLICY

All shares of the Company which have been placed and fully paid, including the new shares in the framework of Rights Issue II, have the same and equivalent right in all respects with the old shares, including the right to dividends.

The Company plans to pay cash dividend at least once a year. The amount of dividend is related to the Company's profit in the relevant financial year, without prejudice to the Company's level of soundness, the need for funds for investment in the framework of business development, the existing laws and regulations and without prejudice to the right of the General Meeting of Shareholders of the Company to determine otherwise in accordance with the provisions of the Company's Articles of Association. With due observance of the above-mentioned provisions, the Company applies the policy on cash dividends on Company's net profit after the above-mentioned provisions have been met, as follows:

(in percentage)

Net Profits	Cash Dividends against Net Profits
Up to Rp 100 billions	25
More than Rp 100 billions	30

The Company has paid dividends, both cash dividend and share dividend for shareholders. The following table shows payment of cash dividend from the year of 2000 after Initial Right Issue up to the Right Issue II through HMETD.

From the financial year of	Dividends/ Shares	Total Shares	Total Dividends Paid	Net Profits (Rp)	% Dividends to Net Profits
2000	32	970,000,000	31,040,000,000	101,523,426,000	30.57
2001	134	970,000,000	129,980,000,0000	259,900,041,000	50.01
2002	19	2,977,976,810	57,000,000,000*	251,247,749,000	22.69

*) Provisional cash dividends on net profits in the year of 2002.

TAXATION

The Income Tax on share dividends is imposed in accordance with the existing laws and regulations. Based on the Law of the Republic of Indonesia Number 17 of 2000 on the Third Amendments to Law Number 7 of 1983 on Income Tax, dividends or part of profits received or obtained by a Limited Liability Company as a domestic Taxpayer, cooperative, State-Owned Enterprises or Regional-Owned Enterprises, from the capital participation in corporation

(legal entity) incorporated and domiciled/located in Indonesia, excluding as the object of Income Tax, on the following conditions:

1. dividends comes from the retained profits reserves; and

2. for Limited Liability Company, State-Owned Enterprises and Regional-owned Enterprises, which receive dividends, the share ownership in the entity which gives the dividend is the lowest 25% (twenty five percent) of the total paid-up capital and must have active business outside the ownership of shares.

In line with the Decree of the Minister of Finance of the Republic of Indonesia Number 651/KMK.04/1994 dated the 29th of December, 1994 on Certain Divisions of Capital Investment Which Gives Income To Non-Object of Tax Pension Fund from the Income Tax, the income received or obtained by the Pension Fund, the establishment of which has been legalized by the Minister of Finance of the Republic of Indonesia, is not included as the Object of Income Tax, if the income is received or obtained from capital investment, among others dividends from share in Limited Liability Company listed in Stock Exchange in Indonesia.

In line with the Regulation of the Government of the Republic of Indonesia Number 14 of 1997 regarding Amendments to Government Regulations Number 41 of 1994

regarding Income Tax on income from Share Sale Transaction in Stock Exchange, the following matters are stipulated:

1. The income received or obtained by individual and body/entity from share sale transaction in Stock Exchange is imposed with Income Tax of 0.1% (zero point one percent) of the total gross value of transaction and is final. The outstanding Income Tax is paid by deduction by the organizer of Stock Exchange through stock brokers at the time of full payment of share sale transaction;

2. The transaction of sale of founder's share is imposed with additional Income Tax of 0.5% (zero point five percent) of the sale value of founder's share possessed at the time of Initial Right Issue;

3. Owner of founder's share is given facility to meet tax obligation based on self-calculation in accordance with the above-mentioned provisions. In this case, the owner of founder share for the purpose of taxation can make final calculation based on its own assumption that income has accrued. The payment of outstanding additional Income Tax can be made by each owner of the founder's share at the latest 1 (one) month after the share is traded in Stock Exchange. But if the owner of founder's share does not use the facility, the Income Tax will be calculated

on the basis of Income Tax tariff which is generally valid in accordance with Article 17 of Law Number 27 of 2000.

The Income Tax on dividends is calculated and treated in accordance with the existing and prevailing regulations on taxation. In accordance with the Decree of the Minister of Finance of the Republic of Indonesia Number 651/KMK. 04/1994 dated the 29th of December, 1994 on certain divisions of capital investment that gives income to Non-object of Income Tax Pension Fund, the income of Pension Fund, the establishment of which has been legalized by the Minister of Finance of the Republic of Indonesia is not included as the object of Income Tax, if the income is received or obtained from capital investment in the form of Stock traded in a Stock Exchange in Indonesia.

Based on Article 23.1 of Law Number 17 of 2000, dividend originating from shares, both traded in Capital Market and over the counter, outstanding or paid to personal Domestic Taxpayer, is deducted by Article 33 Income Tax totaling 15% (fifteen percent) of the gross amount.

Dividends paid or outstanding to Foreign Taxpayer will be imposed with tariff of 20% (twenty percent) or lower tariff in the case that the payment is made to those who are residents of a country, which has signed an Agreement on Avoidance of Double Tax (P3B) with Indonesia, complying with the Circular Letter from the Director General for

Tax Number SE-03/PJ.101/1996 dated the 29th of March, 1996 on Application of Agreement on Avoidance of Double Tax (P3B).

SHAREHOLDERS OR PROSPECTIVE PURCHASERS OF SHARES OF PT BANK BUANA INDONESIA TBK. IN THIS RIGHTS ISSUE II ARE EXPECTED TO CONDUCT CONSULTATIONS WITH THEIR RESPECTIVE TAX CONSULTANTS REGARDING THE TAXATION CONSEQUENCE ARISING FROM THE PURCHASE, OWNERSHIP AND SALE OF SHARE THAT IS PURCHASED THROUGH THIS RIGHTS ISSUE II.

PARTIES ACTING AS STANDBY PURCHASER

Based on the existing regulations, if not all shares offered in this Rights Issue II by the HMETD method, are taken by holders of Preemptive Right to Subscribe Stock (HMETD), there will be an allocation of the remaining HMETD which are not taken for the other shareholders, who subscribe, which are bigger than their right proportionally.

In this Rights Issue II through HMETD there is no party which will act as the standby purchaser, so that if there are remaining shares, they will expire.



CAPITAL MARKET SUPPORTING PROFESSION AND INSTITUTION

The Capital Market Supporting Profession and Institution which play a role in this Rights Issue II are as follows:

1. **Registered Public Accountant:**

   Siddharta Siddharta & Widjaja

   GKBI Building, 32nd Floor
   Jl. Jend. Sudirman No. 28
   Jakarta 10210
   Indonesia

2. **Notary Public:**

   Fathiah Helmi, SH

   Jl. Mangunsarkoro No. 77A
   Jakarta 10310
   Indonesia

3. **Legal Consultant:**

   Hadiputranto Hadinoto & Partners

   Jakarta Stock Exchange Building
   Tower II, 21st Floor
   Jl. Sudirman Kav. 52-53
   Jakarta 12190

4. **Stock Administration Bureau:**

   PT Sirca Datapro Perdana

   Sirca Building
   Jl. Johar No. 18, Menteng
   Jakarta 10340



Capital Market Supporting Professionals in the framework of Rights Issue II state that they do not have affiliation relationship both directly and indirectly with the Company as defined in the Law on Capital Market.

REQUIREMENTS FOR SUBSCRIPTION OF SHARES

PT Sirca Datapro Perdana as the Executing Shares Administrator and as Executing Agent which also functions to submit the shares subscribed to the subscribers in the framework of Right Issue II, in accordance with the Agreement on Management of Share Administration and Executing Agent in the framework of Rights Issue II, PT Bank Buana Indonesia Tbk., Number 32 dated the 24th of March, 2003 drawn up before Fathiah Helmi, SH., a Notary Public in Jakarta.

The requirements and procedures for subscription of shares in connection with the Right Issue II of the Company are given below:

1. AUTHORIZED SUBSCRIBERS

Shareholders whose names are registered in the Register of Shareholders ("DPS") dated the 9th of May, 2003 up to 16.00 p.m. have the right to submit application for subscription of new share in the framework of Right

Issue II ("HMETD"). Each shareholder having 4 (four) old shares has the right to obtain 1 (one) HMETD. One HMETD gives right to the holder to purchase 1 (one) new Ordinary Shares registered in the Name of its Respective Owners that will be issued/released from portfolio, each share having a nominal value of Rp 250.- (two hundred and fifty Rupiahs) and each share offered at the bid price of between Rp 350.- (three hundred and fifty Rupiahs) up to Rp 450.- (four hundred and fifty Rupiahs), which must be fully paid when submitting the application for subscription of share.

Subscribers who have the right to purchase new shares are legal HMETD holders, namely the shareholders who obtain HMETD from the Company and have not sold HMETD or HMETD purchasers whose names are mentioned in the HMETD Evidence Certificate, or in the column of endorsement in the HMETD Evidence Certificate or HMETD holders mentioned in KSEI Collective Safekeeping.

Subscribers can consist of individuals and/or Indonesian Legal Entities and foreign countries as governed in Law Number 8 of 1995 dated the 10th of November, 1995 regarding Capital Market.

2. DISTRIBUTION OF HMETD, FORMS AND PROSPECTUS

a. For shareholders whose shares are in the Collective Safekeeping system in KSEI, HMETD will be distributed

electronically through stock account of a member of Stock Exchange or Custodian Bank respectively in KSEI at the latest 5 (five) work days after the date of recording in the Register of Shareholders who have the right to HMETD namely on the 9th of May, 2003 at 16:00 p.m. The final prospectus, Additional Shares Subscription Form (Additional FPPS) and other forms will be distributed by the Company to KSEI and can be obtained by shareholders from each Member of Stock Exchange or Custodian Bank.

b. For shareholders whose shares are not included in Collective Safekeeping system in KSEI, the Company will issue HMETD Evidence Certificate in the name of the Shareholder.

Shareholders whose place of residence are in Jakarta, Bogor, Tangerang and Bekasi (Jabotabek) can take the HMETD Evidence Certificate, Final Prospectus, Additional FPPS and other forms in the Stock Administration Bureau appointed by the Company everyday and during working hours from the 12th of May, 2003 up to the 20th of May, 2003 by showing the original legal identity card (KTP-Resident's Identity card/Passport/KITAS-Limited Residence Permit Card) and submitting its photocopies as well as the original power of attorney for those who cannot come to take supplied with the photocopies of identity from the grantor of power of attorney and the receiver of power of attorney.



The Company will send the package of HMETD Evidence Certificate, Final Prospectus, Additional Share FPPS and other forms to shareholders who are outside Jabotabek through registered mail.

The Company will not send the above-mentioned package to shareholders whose place of residence are in the United States of America in connection with the regulations from United States Securities Act 1993 Number 5 which is valid in the United States of America.

3. REGISTRATION FOR THE EXERCISE OF HMETD

1. Holders of HMETD in KSEI Collective Safekeeping who will exercise the HMETD are obliged to submit applications for exercise through Member of Stock Exchange/Custodian Bank appointed to manage the Stock. Furthermore, Member of Stock Exchange/ Custodian Bank submit application or request instructions for exercise through C-BEST system in accordance with the procedures established by KSEI. In implementing instruction, Member of Stock Exchange/ Custodian Bank must meet the following provisions:

    a. Holder of HMETD must provide funds for the exercise of HMETD at the time of submitting the application.

    b. Adequacy of HMETD and funds for payment of the exercise of HMETD must be available in the stock

account owned by HMETD holder who exercise his/her rights.

The following one business day KSEI will convey the List of HMETD Holders in the KSEI Collective Safekeeping, who exercise the right and pay the funds for payment of the exercise of HMETD to the bank account of the Company.

The shares produced by the exercise of HMETD will be distributed by Stock Administration Bureau of the Company in the electronic form to the account which has been determined by KSEI for further distribution to each stock account of relevant HMETD holder who exercises the right by KSEI. The shares produced by the exercise of right will be distributed at the latest 4 (four) work days after the application for the exercise is received from KSEI and the funds for payment have been duly received (in good funds) in the Company's account.

2. Holders of HMETD in the form of warrant and/or HMETD Evidence Certificate who will exercise HMETD must submit the application for the exercise of HMETD to the Stock Administration Bureau appointed by the Company, by submitting the following documents:

   a. The original of HMETD Evidence Certificate which has been signed and completed;



b. The original of payment evidence by transfer/ account transfer/giro/cheque/cash to the Company's account from the bank, the place for paying the payment.

c. Photocopy of KTP/Passport/KITAS which are still valid (for individuals), or photocopy of Articles of Association and attachment of composition of the Board of Directors/Management (for Legal Entity/Corporate).

d. One original of lawful Power of Attorney (if empowered to any other parties) which has a duty stamp of Rp 6,000.- (six thousand Rupiahs), attached with photocopies of KTP/Passport/KITAS from the Grantor of Power of Attorney and the Receiver of Power of Attorney.

e. If holder of HMTED wants the share produced by the exercise of right in the electronic form, the application for the exercise to the Stock Administration Bureau must be submitted through Member of Stock Exchange or Custodian Bank appointed by submitting the following additional documents:

   i. The original of power of attorney from holder of HMETD to Member of Stock Exchange or Custodian Bank to submit application for the exercise of HMETD and conducts management of



Stock on share produced by the exercise of HMETD in KSEI Collective Safekeeping on behalf of the grantor of power of attorney;

ii. The original of Stock Payment Form issued by KSEI which has been completed and signed in full.

The Company will issue the shares produced by the exercise of HMTED in the form of Collective Shares Certificates, if the holder of HMTED Evidence Certificate does not want the shares produced by the exercise of right to be included in the KSEI collective safekeeping.

The registration of the exercise o. HMETD is conducted in Office of Stock Administration Bureau of the Company. The registration can be conducted from the 21st of May, 2003 to the 28th of May, 2003 everyday and during working hours (Monday - Friday 09:00 - 15:00).

If the completion of the HMETD Evidence Certificate is not in conformity with the instructions/terms and conditions for subscription of share mentioned in the HMETD Evidence Certificate and Prospectus, this matter can result in rejection of the subscription. HMETD is only considered as having been exercised at the time payment has evidently been duly received (in good funds) in the Company's account in accordance with the provisions mentioned in the terms and conditions for purchase.

4. SUBSCRIPTION OF ADDITIONAL SHARES

The shareholder who does not sell his/her/their HMETD or purchaser/holder of HMETD whose name is mentioned in the HMETD Evidence Certificate or holder of HMETD in KSEI collective safekeeping can order Additional Shares exceeding the right possessed by completing the Column for Subscription of Additional Shares and/or Additional Share Subscription Form that has been provided in the fold of 500 (five hundred).

HMETD holder in KSEI Collective Safekeeping and holder of HMETD in the form of warrant/HMETD Evidence Certificate who wants the share produced by the exercise of right in the electronic form must submit application to the Stock Administration Bureau of the Company through Member of Stock Exchange/Custodian Bank, while holders of HMETD in the form of warrant who still wants the share produced by the exercise of right in the form of warrant/physical Collective Share Certificates can submit his/her own application to the Stock Administration Bureau of the Company.

4.1. Holder of HMETD in the form of warrant/HMETD Evidence Certificate who wants the share produced by its allocation in the electronic form must submit the application to Company's Stock Administration Bureau through Member of Stock Exchange/Custodian Bank by submitting the following documents:

a. The original of Additional FPPS which has been correctly and truthfully completed;

b. The original of power of attorney from holder of HMETD to member of Stock Exchange or Custodian Bank to submit the application for subscription of additional shares and conduct management of stock on share produced by allocation in KSEI Collective Safekeeping and other power which may be given in connection with the subscription of additional shares on behalf of the grantor of power of attorney;

c. Photocopy of KTP/Passport/KITAS which is still valid (for individual) or photocopy or Articles of Association and attachment of composition of the Board of Directors/Management (for Legal Entity/Corporate);

d. The original of payment evidence by transfer/ account transfer/giro/cheque/cash to the Company's account from bank where the payment is made;

e. The Original Form for Payment of Stock issued by KSEI which has been completed in full for the purpose of distributing the share produced by the exercise of right by the Stock Administration Bureau (BAE).

The holder of HMETD in KSEI Collective Safekeeping completes and submits Additional FPPS which has been distributed by enclosing the following documents:

a. The original of instruction for exercise, which has been settled through C-BEST which is suitable on behalf of HMETD holder (specifically for holder of HMETD in the KSEI Collective Safekeeping that has exercised the right through C-BEST system);

b. The Original Form for Payment of Stock issued by KSEI which has been completed in full for the purpose of distributing the share produced by the exercise of right by Stock Administration Bureau (BAE).

c. The original of payment evidence with transfer/account transfer/giro/cheque/cash to the Company's account from the bank where payment is made.

4.2. Holder of HMETD in the form of warrant/HMETD Evidence Certificate who wants the share produced by its allocation in the form of warrant/physical Collective Share Certificates must submit his/her application to the Stock Administration Bureau of the Company by submitting the following documents:

a. The original of Additional FPPS which has been correctly and truthfully completed;

b. Photocopy of KTP/Passport/KITAS which is still valid (for individual) or photocopy of Articles of Association and attachment of the composition of the Board of Directors/Management (Legal Entity/Corporate);

c. The original of lawful power of attorney (if empowered to any other persons) with stamp duty of Rp 6000.- (six thousand Rupiahs) accompanieed with the photocopy of KTP/Passport/KITAS from the Grantor of Power of Attorney and the Receiver of Power of Attorney.

d. The original of payment evidence with transfer/ account transfer/giro/cheque/cash to the Company's account from bank where the payment is made.

The payment of additional subscription can be made and must have been received in the Company's bank account at the latest on the 29th of May, 2003 in good condition (in good funds). The subscription which does not meet the instruction in accordance with the provision on subscription can result in rejection of subscription.



5. ALLOCATION FOR SUBSCRIPTION OF ADDITIONAL SHARES

Allocation for subscription of additional shares will be determined on the 3rd of June, 2003 with the following provisions:

a. If the total share subscribed, including the subscription of additional shares, does not exceed the total share offered in the Rights Issue II, all subscriptions of additional share will be met.

b. If the total share subscribed, including the subscription of additional shares, exceeds the total share offered in the Rights Issue II, the subscribers who subscribes additional shares will be imposed a system of proportional allocation, based on the total HMETD which has been exercised by each shareholder who subscribes of additional shares.

6. REQUIREMENTS FOR PAYMENT

The Payment of Share Subscription in the framework of Right Issue II with the application for subscription directly submitted to the Stock Administration Bureau of the Company, must be made in good funds in Rupiah at the time of submitting the subscription in cash, cheque, billet giro or transfer by mentioning the HMETD Evidence Certificate Number or Additional FPPS Number and the payment is made to the Company's account at:

PT Bank Buana Indonesia Tbk.

Account in the name of Ri t Issue II-2003

Account Number: 0013080676 or 0013081007

The payment in cash can be made to:

PT. Bank Buana Indonesia Tbk.

Jl. Asemka No. 32-36

Jakarta 11110

All cheques and bank draft will be immediately cashed or disbursed at the time of receipt. If the disbursement of the cheque and bank draft are rejected by the relevant bank, the subscription of share is considered void. If the payment is made with cheque or transfer or billet/ giro, the date of payment is calculated on the basis of the date of receiving the cheque/transfer/giro, the funds of which have been duly received (in good funds) in the above mentioned Company's account.

For additional share purchase, the payment is made on the day of subscription and the payment must be duly received (in good funds) in the Company's account at the latest on the 29th of May, 2003.

All costs which probably accrue in the framework of share purchase under the Right Issue Offering II become the burden of the subscriber. The subscription of share which does not meet the requirements for payment will be cancelled.



7. EVIDENCE OF RECEIPT FOR SUBSCRIPTION OF SHARE

The Company through PT Sirca Datapro Perdana as the Stock Administration Bureau which receives submission of share subscription will deliver to the subscriber Evidence of Receipt for subscription of share, which has been stamped and signed, which is an evidence at the time of taking the share and return of money for the subscription which is not meet.

HMETD holder in the KSEI Collective Safekeeping will obtain confirmation on application for the exercise of HMETD through C-BEST through KSEI Account Holder.

8. CANCELLATION OF SHARE SUBSCRIPTION

The Company has the right to cancel share subscription, both partially or wholly with due observance of the existing requirements. The notification on the cancellation of share subscription will be announced coinciding with the announcement on subscription allocation.

Matters which can result in the cancellation of share subscription include:

* The completion of HMETD Evidence Certificate or Additional FPPS is not in conformity with the instruction/terms and conditions for subscription of

share mentioned in the HMETD Evidence Certificate and Prospectus.

* The payment requirements are not met.
* Requirements for completeness of application documents are not met.

9. RETURN OF SUBSCRIPTION MONEY

In the case that a part or whole subscription of additional share is not met or in the case that the cancellation of share subscription as referred to in point 8 of this chapter, the Company will return a part or whole money for the subscription in Rupiah using cheque in the name of the subscriber or transfer to the account of shareholder. The return of money for subscription of share is conducted as the latest 2 (two) work days after the Date of Allocation or 2 (two) work days after the announcement on cancellation of Right Issue II and can be collected at the Stock Administration Bureau appointed by the Company on work days and during working hours Monday up to Friday, at 09.00 a.m. - 15.00 p.m.) The collection of cheque after the 4th of July, 2003 can only be done in the Company's office.

The cheque for return of subscription money for share can only be taken by the subscriber or the proxy by showing the original KTP/Passport/KITAS which is still valid (for individual) or photocopy of Articles of Association (for

Legal Entity/Corporate) as well as the original Power of Attorney which have been signed on a duty stamp of Rp 6000 (six thousand Rupiahs) by showing the original thereof and supplementing photocopy of KTP/Passport/KITAS which is still valid from the grantor of power of attorney and the receiver of power of attorney (for those empowered to any other parties).

The return of subscription money for share which exceeds 2 (two) work days after the Date of Allocation or after the announcement date for the cancellation of Rights Issue II based on the evidence of payment by the Company will be accompanied with interest calculated from the third work day after the Date of Allocation or after the announcement date for cancellation of Right Issue II up to the date of money return.

The amount of interest on the delay in returning the subscription money for share is set at 10% (ten percent) per year, which is calculated by dividing the delay days with 365 and multiplying it with the interest rate. The Company does not give interest on delay in returning the subscription money for share, if the delay is due to the subscriber who does not collect the return money in accordance with the time determined.

The subscription money for share of the subscriber of share in KSEI Collective Safekeeping, which exercises the right through KSEI, will be returned through KSEI.

10. DELIVERY OF SHARE PRODUCED BY THE EXERCISE OF HMETD AND THE CREDITING TO STOCK ACCOUNT

The share produced by the exercise of HMETD for the subscriber who exercise HMETD in accordance with the right through KSEI will be credited in stock account within a period of 4 (four) work days after the application for the exercise of HMETD is received from KSEI and the payment has been duly received in the Company's account. The share produced by the exercise of HMETD for HMETD holder in the form of warrant who implements HMETD in accordance with the right will obtain SKS or share in the form of warrant at the latest 5 (five) work days after the application is received by Company's Stock Administration Bureau and the payment has been duly received by the Company.

SKS of the share produced by allocation on subscription of additional share will be available or distributed in the electronic form in the KSEI Collective Safekeeping at the latest 5 (five) work days after the date of allocation. New SKS produced by the exercise of HMETD can be taken on every work day (Monday up to Friday) at 09.00 a.m. up to 15.00 p.m. from the 28th of May, 2003 to the 5th of June, 2003. Whereas SKS produced by shares allocation can be taken from the 10th of June, 2003 to 4th of July, 2003. After the 4th of July, 2003 SKS can be collected in the Company's Office. The collection can be

done in the Stock Administration Bureau appointed by the Company by showing/submitting the following documents:

a. The original of KTP/Passport/KITAS which is still valid (for individual); or

b. Photocopy of Articles of Association (for Legal Entity/Corporate) and composition of the Board of Directors. The Board of Commissioners or Management which are still valid;

c. The original of lawful power of attorney (for Legal Entity/Corporate or individual who is empowered to any other parties) having a duty stamp of Rp 6,000.- (six thousand Rupiahs) supplemented by photocopy of KTP/Passport/KITAS from the Grantor of Power of Attorney and the Receiver of Power of Attorney.

d. The Original Evidence of Receipt for Subscription of Shares.

11. ALLOCATION OF HMETD WHICH IS NOT EXERCISED

If after the calculation of Additional Share Allocation as referred to in point 5 of this chapter, there are still remaining shares which are not subscribed, they will expire.


AUTHORIZED AND

INFORMATION ON PREEMPTIVE RIGHT

The share offered in the Right Issue II is issued on the basis of Preemptive Rights to Subscribe Stock (HMETD) which can be traded both over the counter and through the Stock Exchange.

1. THOSE WHO HAVE THE RIGHT TO RECEIVE HMETD

The Company's shareholders whose names are registered in the Register of Shareholders on the 9th of May, 2003 at 16:00 P.M. have the right to receive Preemptive Rights to Share (HMETD). Each holder of 4 (four) old shares will receive 1 (one) HMETD, in which 1 (one) HMETD will grant right to the holder to place subscribe 1 (one) Ordinary Share on behalf of the Company.

2. LAWFUL HOLDER OF HMETD

Lawful holders of HMETD are:

a. Shareholders who have the right to receive HMETD which have not sold its HMETD.

b. HMETD purchaser whose name is mentioned in HMETD Certificates, or

c. HMETD in the KSEI in the KSEI Collective Safekeeping up to the last date of HMETD trade period.

3. TRADING OF HMETD

Holders of HMETD can trade HMETD possessed during the period of trade, namely from the 21st of May, 2003 up to the 27th of May, 2003.

HMETD trading must observe the laws and regulations which are valid in the territory of the Unitary State of the Republic of Indonesia, including but not limited to the taxation provisions and the provisions in the field of capital market, including regulations of the Stock Exchange where the HMETD is traded, namely Jakarta Stock Exchange and Surabaya Stock Exchange, as well as regulations from PT Kustodian Sentral Efek Indonesia (KSEI). If holders of HMETD are doubtful in making decision, you should consult with investment advisor or other professional advisors.

HMETD which is in the KSEI Collective Safekeeping is traded in the Jakarta Stock Exchange and Surabaya Stock Exchange, while HMETD in the form of Evidence Certificate of HMETD can only be traded over the counter. The trade of HMETD through the Stock Exchange will be settled by transfer to the Stock account on behalf of Custodian Bank or Stock Company in KSEI.

All costs and taxes which may arise from the trade and transfer of HMETD shall become the responsibility and burden of HMETD holders or would-be holders of HMETD.

4. FORM OF HMETD

For the shareholders whose share has not been included in the KSEI Collective Safekeeping system the Company will issue HMETD Evidence Certificate which mentions the name and address of the holders of HMETD, number of shares possessed and number of HMETD which can be used to purchase share, as well as column of share to be purchased, the amount of price which must be paid and total of additional share subscription as well as other information needed.

For the shareholders whose share is in the KSEI Collective Safekeeping system, the Company will not issue HMETD Evidence Certificate, but will credit the HMETD to the stock account in the name of the Custodian Bank or the stock company appointed by each shareholder in KSEI.

5. APPLICATION FOR SPLIT OF HMETD EVIDENCE CERTIFICATE

For holder of HMETD Evidence Certificate who wants to sell or transfer of his/her HMETD partially, the relevant holders of HMETD can contact the Stock Administration Bureau of PT Sirca Datapro Perdana, to obtain the desired HMETD denomination. The holders of HMETD can split the HMETD Evidence Certificate from the 21st of May, 2003 to the 23rd of May, 2003.


AUTHORIZED AND SWORN
M. LUHUT SITORUS
TRANSLATOR

Each split will be charged Rp 1,100 (one thousand one hundred Rupiahs) per new HMETD Evidence Certificate produced by the split. The cost has included the Value Added Tax.

6. HMETD VALUE

(a) The value of HMETD offered the holder of lawful HMETD will vary from one holder to another holder at the time of offer.

(b) The following calculation is a theoretical calculation of HMETD value in Right Issue II. The following calculation is a theoretical illustration only and it is not intended as a guarantee or estimate of HMETD value. The illustration is given to provide a general picture in calculation of HMETD.

If the price of share on the last date of trade of share containing HMETD (Cum- HMETD) = Rp C

Exercise Price of Right Issue II = Rp E

If each holder of L amount of old share has the right to purchase a number of new B shares, the total number of shares after the exercise of HMETD is L + B.

Thus, the Theoretical Price of New Share commencing from the date of share trade, which does not contain HMETD, is:

$$= \frac{(Rp\ C \times L) + (Rp\ E \times B)}{(L + B)}$$

$$= Rp\ N$$

$$= Rp\ N$$

Theoretical Price of HMETD = Rp N - Rp E

7. SPLIT OF HMETD

In accordance with the Regulation No. IX.D.1 on Preemptive Rights to Subscribe Stock, the Company must sell the HMETD split and the proceeds of the sale is included in the Company's account.

8. USE OF HMETD EVIDENCE CERTIFICATE

HMETD Evidence Certificate is an evidence of right provided by the Company to the holder to purchase Ordinary Shares in the name of its/their respective owners offered by the Company in the framework of Right Issue II. HMETD Evidence Certificate cannot be exchanged for money or whatsoever, and cannot as well be traded in the form of photocopy.

The evidence of HMETD ownership for the holders of HMETD in KSEI Collective Safekeeping will be provided by KSEI through Member of Stock Exchange or Custodian Bank.


AUTHORIZED AND SWORN
M. LUHUT SITORUS
TRANSLATOR

9. MISCELLANEOUS

All costs incurred in the framework of transfer of right (HMETD) shall be borne by the holders of HMETD or would-be holders of HMETD.

DISSEMINATION OF PROSPECTUS AND HMETD EVIDENCE CERTIFICATE

The Company has announced important information relating to Right Issue II my means of advertisements in 2 newspapers.

1. Shareholders whose shares are in the KSEI Collective Safekeeping system, HMETD will be distributed electronically through stock account of a Member of Stock Exchange or Custodian Bank respectively in KSEI at the latest 5 (five) work days after the recording date in the Register of Shareholders who have the right on HMETD, namely on the 9th of May, 2003 at 16:00 p.m. The Final Prospectus, Additional Shares Subscription Form (Additional FPPS) and other forms will be distributed by the Company to KSEI and Shareholders can be obtained by the shareholders from every member of Stock Exchange or Custodian Bank.

2. For shareholders whose shares are not included in KSEI Collective Safekeeping system, the Company will

issue HMETD Evidence Certificate in the name of the Shareholder. Shareholders having addresses in Jakarta, Bogor, Tangerang and Bekasi (Jabotabek) can collect HMETD Evidence Certificate, Final Prospectus, Additional Shares Subscription Form (additional FPPS) and other forms in Stock Administration Bureau appointed by the Company every work day during working hours from the 12th of May, 2003 up to the 20th of May, 2003 by showing the original lawful identity card (KTP/Passport/KITAS) and giving the photocopy as well as the original of power of attorney for those who cannot collect by themselves.

The Company will send the HMETD Evidence Certificate package, Final Prospectus, Additional FPPS and other forms to shareholders who are outside Jabotabek through registered mail.

The Company will not send the above mentioned package to shareholders having his/her place of residence in the United States of America due to United States Securities Act 1993 Number 5, which is valid in that country.

If the Company's shareholders in the form of warrant whose names are mentioned in the Register of Shareholders on the 9th of May, 2003 at 16:00 p.m. have not received or taken Final Prospectus, HMETD Evidence Certificate and other forms and do not contact the Stock Administration Bureau of the Company resulting delay in the exercise or

trade of HMETD, all risks and losses which might arise do not become the responsibility of the Company or the Stock Administration Bureau, but the relevant shareholders must be responsible for all risks and losses.

ADDITIONAL INFORMATION

Any matters are not made clear in this information, or if shareholders need additional information in connection with the Right Issue II, the shareholders are requested to contact the following:

PT Bank Buana Indonesia Tbk.
Jl. Gajah Mada No. 1A
Jakarta 10130
Phone: (62 21) 633-0585, 638-65927
Fax.: (62 21) 631-2340
Telex: 46235, 46359
E-mail: corsec@bankbuanaina.co.id
Website: www.bankbuana.com
Stock Administration Bureau
PT Sirca Datapro Perdana
Sirca Building
Jl. Johar No. 18, Menteng
Jakarta 10340
Phone.: 6221 390-0645/390-5920/314-0032
Fax.: 390-0652/390-0671

I, Manimbul Luhut Sitorus, certified, authorized and sworn translator, by virtue of the Decree of the Governor of Jakarta Special Capital Region number 5226/1998 SK GUB DKI, dated the 17th of June, 1998, hereby certify that this translation is correct and true to the document written in the Indonesian language which was submitted to me.
Jakarta, April 15, 2003.